As filed with the Securities and Exchange	Registration No.
Commission on May 30, 2014	Registration No. 811-05626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

SEPARATE ACCOUNT B
(Exact Name of Registrant)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
(Name of Depositor)

1475 Dunwoody Drive
West Chester, Pennsylvania 19380-1478
(610) 425-3400
(Address and Telephone Number of Depositor’s Principal Executive Offices)

Nicholas Morinigo, Esq.
ING USA Annuity and Life Insurance Company
1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478
(610) 425-3447

(Name and Address of Agent for Service of Process)

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):
[	]	immediately upon filing pursuant to paragraph (b) of Rule 485
[	]	on (date) pursuant to paragraph (b) of Rule 485
[	]	60 days after filing pursuant to paragraph (a)(1) of Rule 485
[	]	on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
[ ]	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:
Flexible Premium Deferred Combination Variable and Fixed Annuity contract

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART A

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO
SELL THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
Separate Account B

_______, 2014, Prospectus
for the
[ING PotentialPlus Annuity]

The contract described in this prospectus is a flexible premium deferred combination variable and fixed annuity contract
(the “Contract”) issued by ING USA Annuity and Life Insurance Company (the “Company,” “we,” “us” or “our”). This
prospectus sets forth the information you ought to know before investing. You should read it carefully and keep it for future reference.

The Contract provides a means for you to allocate Premium and make Reallocations to the following Segments and variable sub-accounts:

·	Indexed Segments with [1, 3, 5 and 7 year terms] with positive or negative Index Credits reflecting changes to the
Index, subject to a Cap Rate and a Buffer. Not all combinations of Buffers, Terms or Indexes may be available as
Segments. Available Indexed Segments are listed on the inside cover.

·	A Sub-account of Variable Annuity Account B (“Separate Account B”), which invests in the [ING Liquid Assets
Portfolio].

There is a substantial risk that you may lose principal in the Indexed Segments because you absorb any losses that are greater than the Buffer for each Indexed Segment. You also bear the risk that you may receive less than your principal if you invest in a Sub-account and/or if a Surrender Charge is applied to a Surrender or Withdrawal.

Right to Examine Period. You may return the contract within [__] days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the Accumulation Value as of the date the returned contract is received by us. See page 30.

Exchanges. Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the contract.

How to Reach Us. To reach Customer Service –

  Call: 1-800-366-0066
  Write: P.O. Box 9271, Des Moines, Iowa 50306-9271

Getting Additional Information. You may obtain the [_______], 2014, Statement of Additional Information (“SAI”) for
the contract without charge by contacting Customer Service at the telephone number and address shown above. The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 41. You may also obtain a prospectus or SAI for any of the Funds without charge in the same way. This prospectus, the SAI and other information about Separate Account B may be obtained without charge by accessing the Securities and Exchange Commission (“SEC”)
website, www.sec.gov. The SEC maintains a web site (www.sec.gov) that contains the SAI, material incorporated by reference, and other information about us, which we file electronically. The reference number assigned to the contract is
333-______. If you received a summary prospectus for an underlying Fund available through the contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund’s summary prospectus.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; NOR INSURED BY ANY FEDERAL
GOVERNMENT AGENCY. MAY LOSE VALUE.

We may pay compensation to broker/dealers whose registered representatives sell the contract. See page 30.

The Indexed Segments and Sub-Account currently open and available to new Premiums and Reallocations under your Contract are:

Indexed Segments:

Index	Segment Term	Buffers Available
[Index/ETF1]	7 year	[10%, 20%, 30%]
[Index/ETF1]	5 year	[10%, 20%, 30%]
[Index/ETF1]	3 year	[10%, 20%, 30%]
[Index/ETF1]	1 year	[10%, 20%, 30%]
[Index/ETF2]	7 year	[10%, 20%, 30%]
[Index/ETF2]	5 year	[10%, 20%, 30%]
[Index/ETF2]	3 year	[10%, 20%, 30%]
[Index/ETF2]	1 year	[10%, 20%, 30%]
[Index/ETF3]	7 year	[10%, 20%, 30%]
[Index/ETF3]	5 year	[10%, 20%, 30%]
[Index/ETF3]	3 year	[10%, 20%, 30%]
[Index/ETF3]	1 year	[10%, 20%, 30%]
[Index/ETF4]	7 year	[10%, 20%, 30%]
[Index/ETF4]	5 year	[10%, 20%, 30%]
[Index/ETF4]	3 year	[10%, 20%, 30%]
[Index/ETF4]	1 year	[10%, 20%, 30%]

Sub-Accounts: [ING Liquid Assets Portfolio (Class _)]

Contents
		Surrenders and Withdrawals	23
Glossary	1	Cash Surrender Value	23
Synopsis – The Contract	3	Withdrawals	24
Synopsis – Fees and Expenses	4	Regular Withdrawals	24
Condensed Financial Information	6	Systematic Withdrawals	24
Financial Statements	6	Surrender Charges on Systematic Withdrawals	25
Risk Factors	6	Withdrawals from Individual Retirement Annuities	25
ING USA Annuity and Life Insurance Company	7	Sub-account Transfers	26
ING USA Separate Account B	8	Death Benefit	26
Sub-accounts	8	Death Benefit prior to the Maturity Date	26
Sub-account Value	8	Spousal Beneficiary Contract Continuation	26
Changes to a Sub-account and/or Separate Account B	9	Payment of the Proceeds to a Spousal or Non-spousal Beneficiary
Voting Rights	9		27
Separate Account used for Indexed Segments	9	Death Benefit Once Annuity Payments Have Begun	27
Product Regulation	10	Annuity Payments and Annuity Plans	27
Fees and Expenses	10	Annuity Payments	27
Surrender Charge	10	Calculation of Annuity Payments	28
Overnight Charge	11	Annuity Plans	28
Premium Tax	11	Death of the Annuitant who is not an Owner	28
Excess Transfer Charge	11	Other Important Information	28
Product Charge	12	Annual Report to Owners	28
Underlying Fund Expenses	12	Suspension of Payments	29
The Annuity Contract	12	Misstatement Made by Owner in Connection with Purchase of the
Owner	12	Contract	29
Joint Owner	12	Insurable Interest	29
Annuitant and Contingent Annuitant	13	Assignment	29
Beneficiary	13	Contract Changes — Applicable Tax Law	30
Change of Owner or Beneficiary	13	Right to Examine and Return The Contract	30
Contract Purchase Requirements	14	Non-Waiver	30
Anti-Money Laundering	14	Special Arrangements	30
Availability of the Contract	14	Selling the Contract	30
Crediting of Premium Payments	15	State Regulation	31
Accumulation Value	15	Legal Proceedings	32
Administrative Procedures	15	Legal Matters	32
Other Contracts	15	Experts	32
Allocations	15	Further Information	32
Segment Participation Requirements for Indexed Segments	15	Incorporation of Certain Documents by Reference	32
Rate Threshold for Indexed Segments	16	Inquiries	33
Initial Allocation to an Indexed Segment	16	United States Federal Income Tax Considerations	33
Reallocations at the End of a Segment Term	16	Introduction	33
Dollar Cost Averaging	16	Types of Contracts: Non-Qualified and Qualified	33
The Indexed Segments	17	Taxation of Non-Qualified Contracts	33
Indexed Segments	17	Taxation of Qualified Contracts	36
Segment Term	17	Assignment and Other Transfers	39
Index Credit	17	Possible Changes in Taxation	39
Index Change	17	Same-Sex Marriages	39
Cap Rate	18	Taxation of Company	39
Buffer	18	Statement of Additional Information	40
Indexed Segment Value on Segment Start Date and Segment End
Date	18
Indexed Segment Value During the Segment Term	18
Withdrawal Adjustments	19
The Indexes	21
Availability of Indexes	22
Index Sponsors	22
The Interim Segment	22
Interim Segment Value	23

1

Glossary	Contract Anniversary – The same day and month each year
as the Contract Date. If the Contract Date is February
This glossary defines the special terms used throughout the	29th , in non-leap years, the Contract Anniversary shall be
prospectus. A special term used in only one section of the	March 1st .
prospectus is defined there. The page references are to	Contract Date – The date on which the Contract becomes
sections of the prospectus where more information can be	effective. The Contract Date is shown on the first page of
found about a special term.	the Contract.
Accumulation Value – On the Contract Date, the	Contract Year – The period beginning on a Contract
Accumulation Value equals the Initial Premium paid less	Anniversary (or, in the first Contract Year only, beginning
any premium tax, if applicable. At any time after the	on the Contract Date) and ending on the day preceding the
Contract Date, the Accumulation Value equals the sum	next Contract Anniversary.
of the value for each Indexed Segment, Sub-account and	Death Benefit – The amount payable to the Beneficiary upon
Interim Segment. See page15.	death of any Owner (or, if the Owner is not a natural
Additional Premium – Any payment, other than the Initial	person, upon the death of the Annuitant) prior to the
Premium, made by you and accepted by us for the	Annuity Commencement Date. See page 26.
Contract. See page 14.	Endorsements – Attachments to the Contract that add to,
Annuitant – The individual designated by you and upon	amend, change, modify or supersede the Contract’s terms
whose life Annuity Payments are based. The Annuitant	or provisions.
on the Contract Date is shown on the first page of the	Fixed Interest Rate – The declared annual interest rate
Contract. See page 13 12.	applicable to an Interim Segment. See page 23.
Annuity Commencement Date – The date on which Annuity	Free Amount Percentage – Equals 10% of the Contract’s
Payments commence. See page 27.	Accumulation Value as determined on the date of the first
Annuity Payments – Periodic payments made by us to you or,	Withdrawal during the Contract Year. This is the amount
subject to our consent in the event the payee is not a natural	you may withdraw without any Surrender Charge. See
person, to a payee designated by you. See page 27.	page 10.
Annuity Plan – An option elected by you that determines the	Fund – The mutual fund in which a Sub-account invests. See
frequency, duration and amount of the Annuity Payments.	page 8.
See page 27.	General Account - An account which contains all of our
Beneficiary – The individual or entity you select to receive	assets other than those held in our separate account(s).
the Death Benefit. See page 13.	Index – An index or exchange traded fund used in calculating
Buffer – The maximum percentage loss that the Company	the return of an investment in and Indexed Segment. We
absorbs over the Segment Term before an Indexed	currently offer Indexed Segments based on the
Segment will lose value. See page 18	performance of a securities index or exchange-traded
Business Day – Any day that the New York Stock Exchange	fund. For this prospectus, the term “Index” refers to both
(NYSE) is open for trading, exclusive of federal holidays,	an index and an exchange-traded fund. See page 21.
or any day the Securities and Exchange Commission	Index Change – The percentage change in an applicable
(SEC) requires that mutual funds, unit investment trusts	Index during a Segment Term, which is used to calculate
or other investment portfolios be valued	the Index Credit under an Indexed Segment. See page 17.
Cap Rate – The maximum Indexed Change that may be	Index Credit -- The amount credited to each Premium
applied at the end of each Segment Term. It is declared	allocation and Reallocation to an Indexed Segment and is
on the Segment Start Date and is guaranteed for the	based on the performance of the applicable Index Change
Segment Term. See page 17.	as measured over the Segment Term subject to the Buffer
Cash Surrender Value – The amount you receive upon	and Cap Rate. See page 17.
Surrender of the Contract which equals the Accumulation	Indexed Segment – an investment option for which the
Value minus any applicable charges. See page 23.	performance is determined based upon a specific Index,
Code – The Internal Revenue Code of 1986, as amended.	Segment Term, Buffer, and Cap Rate. See page 17.
Company, we, us or our – ING USA Annuity and Life	Index Number – The value of the Index. It excludes any
Insurance Company (ING USA), a stock company	dividends that may be paid by the firms that comprise the
domiciled in Iowa. See page 7.	Index. See page 17.
Contingent Annuitant – The individual who is not an	Initial Premium – The payment made by you to us to put the
Annuitant and will become the Annuitant if the named	Contract into effect. See page 14.
Annuitant dies prior to the Annuity Commencement Date	Insurable Interest - A lawful and substantial economic
and the Death Benefit is not otherwise payable. See page	interest in the continued life of a person. An Insurable
1312.	Interest does not exist if the Owner’s sole economic
Contract – This Flexible Premium Deferred Combination	interest in the Annuitant arises as a result of the
Variable and Fixed Annuity Contract, together with any	Annuitant’s death.
attached application, amendments, or Endorsements.
1

Interim Segment - A fixed account that is used as a “holding”	Reallocation – Allocations of the value of a Sub-Account,
account for administrative purposes. See page 22.	Interim Segment or Indexed Segment (at the end of a
Irrevocable Beneficiary – A Beneficiary whose rights and	Segment Term) among available Indexed Segments or
interests under the Contract cannot be changed without	Sub-accounts. See page 15.
his, her or its consent. See page 13.	Right To Examine and Return The Contract Period – The
Joint Owner – An individual who, along with another	period of time during which you have the right to return
individual Owner, is entitled to exercise the rights	the Contract for any reason, or no reason at all, and
incident to ownership. Both Joint Owners must agree to	receive the payment as described in the Right To Examine
any change or the exercise of any rights under the	and Return The Contract provision appearing on the first
Contract. The Joint Owner may not be an entity and may	page of the Contract. See page 30.
not be named if the Owner is an entity. The Joint Owner,	Segment End Date – The date on which the Segment Term
if any, on the Contract Date is shown on the first page of	ends. Segment End Dates are the 24th of each month.
the Contract. See page 12.	Segment Participation Requirements – The requirements
Maturity Date – The Contract Anniversary following the	that must be met before Premium may be allocated or
oldest Annuitant’s attainment of age 95 on which the	Reallocations may be made to an Indexed Segment. See
Proceeds are used to determine the amount paid under the	page 15.
Annuity Plan chosen. See page 27.	Segment Start Date – The date on which the Segment Term
Notice to Us – Notice made in a form that: (1) is approved by,	begins. Segments Start Dates are the 25th day of each
or is acceptable to, us; (2) has the information and any	month.
documentation we determine in our discretion to be	Segment Term – The period beginning on the Segment Start
necessary to take the action requested or exercise the right	Date and ending on the Segment End Date.
specified; and (3) is received by us at Customer Service at	Separate Account – Separate Account B. Separate Account
the address specified on the first page of the Contract.	B is a segregated asset account that supports variable
Under certain circumstances, we may permit you to	annuity contracts. Separate Account B is registered as a
provide Notice to Us by telephone or electronically.	unit investment trust under the Investment Company Act
Notice to You - Written notification mailed to your last	of 1940 and it also meets the definition of “separate
known address. A different means of notification may	account” under the federal securities laws. See page 8.
also be used if you and we mutually agree. When action	Sub-account – A division of Separate Account B that invests
is required by you, the time frame and manner for	in a Fund. See page 8
response will be specified in the notice.	Surrender – A transaction in which the entire Cash Surrender
Owner – The individual (or entity) that is entitled to exercise	Value is taken from the Contract. See page 23.
the rights incident to ownership. The terms “you” or	Surrender Charge – A charge applied to certain Withdrawals
“your,” when used in the Contract, refer to the Owner.	or a Surrender that will reduce the amount paid to you.
The Owner on the Contract Date is shown on the first	See page 10.
page of the Contract. See page 12.	Terminal Condition – An illness or injury that results in a life
Premium – Collectively the Initial Premium and any	expectancy of twelve months or less, as measured from
Additional Premium. See page 14.	the date of diagnosis by a Qualifying Medical
Premium Receipt Date – The date a Premium is received by	Professional.
us.	Valuation Period – The time from the close of regular trading
Proof of Death - The documentation we deem necessary to	on the New York Stock Exchange on one Business Day to
establish death including, but not limited to: (1) a certified	the close of regular trading on the next succeeding
copy of a death certificate; (2) a certified copy of a	Business Day.
statement of death from the attending physician; (3) a	“We”, “our”, or “us” – When used in the Contract, means
finding of a court of competent jurisdiction as to the cause	ING USA Annuity and Life Insurance Company, a stock
of death; or (4) any other proof we deem in our discretion	company domiciled in Iowa.
to be satisfactory to us.	Withdrawal – A transaction in which only a portion of the
Qualifying Medical Professional – A legally licensed	Cash Surrender Value is taken from the Contract.
practitioner of the healing arts who: (1) is acting within
the scope of his or her license; (2) is not a resident of your household or that of the Annuitant; and (3) is not related
to you or the Annuitant by blood or marriage See page
11.

2

Synopsis – The Contract
This synopsis reviews some important things that you should know about the contract. We urge you to read the entire prospectus for complete details. This Synopsis is designed only as a guide. Certain features and benefits may vary depending on the state in which your contract is issued.

You can use an annuity to save money for retirement and to receive retirement income for life. It is not meant to be used to meet short-
term financial goals. This annuity is a flexible premium deferred combination variable and fixed annuity contract. If you purchase the annuity with after-tax money, the first payment must be at least $25,000. We refer to this annuity as a non-qualified contract. If you
1purchase the annuity with pre-tax money, the first payment must be at least $1,000. We refer to this annuity as a qualified contract.
Additional payments, known as Additional Premium, must be at least $1,000 for both qualified and non-qualified contracts. We may limit Additional Premiums in our sole discretion.

Premiums cannot total more than $1,000,000 unless you receive approval from us.

THE ANNUITY CONTRACT

How does the contract work?
The contract is between you and us. You pay premium into your contract, and we agree to make payments to you starting when you elect to begin receiving Annuity Payments.

The contract has an accumulation phase and an income phase.

During the accumulation phase, your contract’s value, which we refer to as the Accumulation Value can increase or decrease, based upon the Indexed Segments or Sub-accounts to which your Accumulation Value is allocated. See page 8.

Because earnings under the annuity contract are tax-deferred, you do not pay taxes on the earnings until the money is paid to you because of an Annuity Payments, Withdrawal or Surrender. Special rules apply to taxation of amounts invested in a Roth IRA. See page 33.

During the income phase, we begin to pay money to you. The income phase begins when you elect to begin receiving Annuity
Payments.

If you elect to begin receiving Annuity Payments, we use the Accumulation Value of your contract to determine the amount of income you receive. Depending on the Annuity Plan you choose, you can receive payouts for life or for a specific period of time. You select the date the payouts start, which we refer to as the Annuity Commencement Date, and how often you receive them. See page 28 for more information about Annuity Payments and Annuity Plans available to you.

What happens if I die?
The annuity contract has a death benefit that pays money to your Beneficiary if the Owner (or the Annuitant if the Owner is not a
natural person) dies. The death benefit is equal to the Accumulation Value. See page 26 for more information about the death benefit.

FEES AND EXPENSES

What fees and/or charges do you deduct from my contract?
You will pay certain fees and charges while you own the annuity contract, and these fees and charges will be deducted from your
Accumulation Value. The amount of the fees and charges depend on how your Accumulation Value is allocated. For specific information about these fees and charges, see page 10.

TAXES

How will payouts and withdrawals from my annuity contract be taxed?
The annuity contract is tax-deferred, which means you do not pay taxes on the contract’s earnings until the money is paid to you.
When you make a withdrawal, you pay ordinary income tax on the accumulated earnings. Annuity Plan payments are taxed as annuity payments, which generally means that only a portion of each payment is taxed as ordinary income. You may pay a federal income tax penalty on earnings you withdraw before age 59½. See page 33 for more information. Your annuity contract may also be subject to a premium tax, which depends on your state of residency. See page 11 for more information.

Does buying an annuity contract in a retirement plan provide extra tax benefits?
No. Buying an annuity contract within an IRA or other tax-deferred retirement plan doesn’t give you any extra tax benefits, because amounts contributed to such plans are already tax-deferred. Choose to purchase the annuity contract based on its other features and benefits as well as its risks and costs, not its tax benefits.

3

OTHER INFORMATION

What else do I need to know?
We may change your contract from time to time to follow federal or state laws and regulations. If we do, we will provide Notice to
You of such changes in writing.

Compensation: We may pay the broker-dealer for selling the contract to you. Your broker-dealer also may have certain revenue sharing arrangements or pay its personnel more for selling the contract than for selling other annuity contracts. See page 30 for more information.

Right to Examine the Contract: You may cancel the contract by returning it within [--] days of receiving it (or a longer period if required by state law). See page 30 for more information.

State Variations: Due to state law variations, the options and benefits described in this prospectus may vary or may not be available depending on the state in which the contract is issued. Possible state law variations include, but are not limited to, minimum Premium and, issue age limitations, Right to Examine rights, annuity payment options, ownership and interests in the contract and assignment privileges. This prospectus describes all the material features of the contract. To review a copy of the contract and any endorsements, contact Customer Service.

Synopsis – Fees and Expenses
The following tables describe the fees and expenses that you will pay when buying, owning, and Surrendering the Contract.

Maximum Transaction Charges
This item shows the maximum transactional fees and charges that you will pay if more than one Sub-account is available at any time and you transfer Accumulation Value between Sub-accounts.

Excess Transfer Charge[1] :	[$50]

Surrender Charge: A Surrender Charge will apply to certain Withdrawals or a Surrender according to the schedule below. The rate of the Surrender Charge is a percentage of the Premium payment surrendered. A separate Surrender Charge schedule will apply to each Premium and will diminish each year. The Surrender Charge is deducted from the Contract’s Accumulation Value.

Surrender Charge Schedule:
Full years since Premium Receipt Date	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of	8%	8%	7%	6%	5%	4%	3%	0%
Premium withdrawn

Premium Taxes: A charge for premium Taxes may also be deducted. See page 11.

Maximum Periodic Fees and Charges
This item describes the maximum recurring fees and charges that you will pay periodically during the time that you own the contract, not including underlying Fund fees and expenses.

Maximum Annual Administrative Charge[2]	$[--]

Separate Account Annual Expenses

[Product Fee][3]	[1.50%]
(as a percentage of Accumulation Value)

Maximum Total Separate Account Annual Expenses	[1.50%]
(as a percentage of Accumulation Value)

Fund Fees and Expenses
This item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. The minimum and maximum expenses listed below are based on expenses for the Funds’ most recent

4

fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Fund assets,	[__%][4]	[ 0.__%] [4]
including management fees, distribution (12b-1)
and/or service fees, and other expenses.)

1.	The charge is assessed on each transfer between Sub-accounts after 12 during a Contract Year (which we refer to as an Excess
Transfer). Because only one Sub-account is currently available this charge is currently not applicable.
2.	The current charge may be less than the maximum amount shown.
3.	This charge is accrued and deducted on Business Days as a percentage of and from the value in each variable Sub-account. The charge is not applicable to values allocated to Indexed Segments. The current charge may be less than the maximum amount shown.
4.	This is the amount for the ING Liquid Assets Portfolio (Class _), which is the only Fund currently available.

Example

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction charges, administrative charges, Separate Account annual expenses and Fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum Fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If you Surrender or annuitize your Contract at the end of the applicable time period
1 year	3 years	5 years	10 years
[___]	[___]	[___]	[___]

If you do not Surrender your Contract
1 year	3 years	5 years	10 years
[___]	[___]	[___]	[___]

Available Allocation Strategies The Contract provides a means for you to allocate Premium or make Reallocations to one or more allocation strategies. Three allocation strategies are currently available:

  Indexed Segments– An Indexed Segment’s value depends on the performance of an Index, the Cap Rate we declare and the
  Buffer and Segment Term you have selected. The Index Credit is the percentage change in the Index that is used in calculating the Segment’s value. If the percentage change in the Index is positive, a positive Index Credit will be applied up to the Cap Rate for the Indexed Segment selected. If the percentage change in the Index is negative, the Index Credit will be negative to the extent the percentage change in the Index exceeds the Buffer for the Indexed Segment. For Withdrawals or a
  Surrender made prior to the end of a Segment Term a pro-rated Index Cap and Buffer will apply. One or more Indexed
  Segments may be available. Index Credits are recalculated and applied to the Indexed Segment’s value daily. See page 17.
  Sub-accounts – You may allocate Premium or make Reallocations to a Sub-account as described above. Currently, the only available Sub-account is the Sub-account that invests in the [ING Liquid Assets Portfolio]. See page 8.

Which allocation strategy is right for you depends on your investment time horizon, need for liquidity and risk tolerance. The
Contract and the allocation strategies are not designed to be short-term investments.

In addition to the allocation strategies listed above, the Interim Segment is a fixed account that is used as a “holding” account for administrative purposes in connection with Indexed Segments. See page 22.

5

Condensed Financial Information

In the first amendment to this prospectus after we begin offering the contract, we will provide condensed financial information about
Separate Account B Sub-accounts available under the contract. These tables will show the accumulation unit values of the Sub-
account(s) at the beginning of the period(s) shown, at the end of the period(s) shown and the number of accumulation units outstanding at the end of the period(s) shown.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA
Annuity and Life Insurance Company are located in the Statement of Additional Information.

Risk Factors
Purchasing the Contract involves certain risks. Additional information about these risks appears under “Surrender Charge” on page
10, and “Surrenders and Withdrawals” on page 23. You should carefully consider your personal tax situation, and the expected U.S.
federal income tax treatment, with your qualified tax advisor before you purchase a Contract. See page 33 for a discussion of some general tax considerations.

Liquidity Risk – The Contract is designed for long-term investment and Premiums should be held for at least the length of the
Surrender Charge period. The Free Amount Percentage provides some liquidity. However, if you Surrender more than the Free
Amount Percentage, a Surrender Charge may apply, which could result in loss of principal and earnings. Because the Contract provides only limited liquidity during the Surrender Charge period, it is not suitable for short-term investment.

Investment Risk for Indexed Segments – The investment risk and return characteristics for Indexed Segments are expected to fall in between those typical of fixed index annuities and those typical of equity mutual funds or variable annuities. A fixed index annuity typically guarantees principal, and provide returns based in part on the performance of an Index. A variable annuity does not guarantee principal, and may provide for up to 100% participation in equity or other markets. Indexed Segments may offer greater upside potential than fixed index annuities, however it will also offer less downside protection and does not provided a guaranteed minimum return (unlike most fixed or fixed index annuities) or guarantee principal. Long-term returns under the Indexed Segments may be higher than those offered by a typical fixed index annuity, but may be more volatile than under a typical fixed indexed annuity.
The protection provided by a Buffer may make the Indexed Segments more suitable than direct equity investment or a variable annuity for risk-averse Owners but provides more risk than an indexed annuity that guarantees principal. However, expected long-term returns of the Indexed Segments will be lower than those for equity mutual funds or variable annuities. Past performance of an Index is not an indication of future performance.

Loss of Principal in the Indexed Segments –The Index Credit provide by an Indexed Segment could be negative— unlike fixed indexed annuities, which generally provide a guaranteed minimum return. There is a substantial risk of loss of principal in an
Indexed Segment, the return will be negative to the extent the Index’s negative performance during the Segment Term exceeds the
Buffer. For example, if you select an Index Buffer with a 10% buffer and an Index returns -40%, you will lose 30% of the value allocated to that Segment. This means that you could lose up to 80% of the Premium invested in an Indexed Segment with a 20%
Buffer and 90% of the Premium invested in an Indexed Segment with a 10% Buffer. Each Premium invested in an Indexed Segment is subject to this loss during each Segment Term. See page18. The Buffer is pro-rated with respect to Segment’s value surrendered prior to the Segment End Date. In addition, Surrender Charges may result in a loss of Premium for Withdrawals or a Surrender from an
Indexed Segment prior to the end of the Surrender Charge Period. You are assuming the risk that an investment in an Indexed
Segment could offer a negative return.

Loss of Principal Due to Surrender Charge – A Surrender Charge may apply to certain Withdrawals or a Surrender. A Separate
Surrender Charge Schedule will apply to each Premium we receive. The Surrender Charge is designed to recover the costs we incur in selling the Contract if you request a Surrender or Withdrawal that is too early. Any Surrender Charge could result in the loss of principal and earnings. You bear the risk of loss that you may receive less than your Premium. See page 10.

We may Add an Index, Add an Indexed Segment, or Cease to Accept Additional Premiums or Reallocations to an Indexed
Segment – We may add Indexed Segments utilizing new Indexes as we deem appropriate, subject to approval by the insurance supervisory official in the jurisdiction in which the Contract is issued. Alternatively, we may cease to accept Additional Premiums to an Indexed Segment utilizing a particular Index at any time in our sole discretion. We may also cease to accept Reallocations to an
Indexed Segment (when you reallocate from one Segment to another), or cease to permit the Indexed Segment’s value from continuing to be applied to an Indexed Segment at the end of a Segment Term. The Contract will have at least one Indexed Segment available at all times, although you may not invest in an Indexed Segment with a Segment End date later than the contract’s Maturity

6

Date. You bear the risk that we may not add new Indexed Segments using new Indexes, or that Indexed Segments utilizing fewer Indexes will be available than when you bought the Contract.

We may decide to Eliminate an Index – We may eliminate an Index from use in the Indexed Segments under the following conditions: the Index is discontinued by its sponsor; its composition is substantially changed; our agreement with the sponsor of the
Index is terminated or we determine that conditions in the capital markets do not permit us to effectively establish reasonable Cap
Rates (see page 17). With respect to a particular Indexed Segment, we will not eliminate an Index before the end of the Segment
Term utilizing the Index (although we may Substitute it, as discussed below). In other words, we will not eliminate an Index for an
Indexed Segment to which you have made an allocation until the end of the Segment Term. Rather, in determining to eliminate an
Index, we will cease accepting Additional Premiums or Reallocations to Indexed Segments utilizing the eliminated Index, or cease to permit the Indexed Segment’s value from continuing to be applied to such Indexed Segment at the end of the Segment Term, until you no longer have any allocations to Indexed Segments utilizing the Index, at which time the Index will be eliminated. See page 22. The
Contract will have at least one Indexed Segment available at all times. You bear the risk that fewer Indexes will be available than when you bought the Contract.

We may need to Substitute an Index – We will substitute an Index only in the event that the Index is discontinued by its sponsor, or the circumstances under which our agreement with the sponsor is terminated do not allow sufficient time for us to eliminate the Index.
If we need to substitute an Index before the end of a Segment Term for an Indexed Segment(s) utilizing the Index, we will designate an index that is comparable, which means the designated substitute Index would have a similar composition of underlying securities, sufficient liquidity for hedging and recognition in the marketplace. Also, we will designate a substitute Index that has similar performance. We will calculate the Index Credit using the performance of the designated substitute Index. The Index Credit will reflect the Index Change of the designated substitute Index over the Segment Term, but still subject to the same Cap Rate that we declared at the beginning of the Segment Term. The designated substitute Index may perform differently than the discontinued Index.
See page 22. You bear the risk that the Index Credit attributable to the designated substitute Index may not be as great as the
Index Credit you might have been anticipating based on the discontinued Index.

The Interim Segment is the Default when an Indexed Segment is Eliminated – We will notify you in writing at least 30 days prior to the end of a Segment Term if an Indexed Segment in which you are invested will not be available for renewal. If we do not receive direction from you regarding that Segment, at the end of the Segment Term we will make a Reallocation from that Segment to the
Interim Segment.

The Cap Rate for Indexed Segments is determined on the Segment Start Date – You will not know the Cap Rate for the Segments you have allocated Premium or made a Reallocation to in advance of the Segment Start Date. Prior to the Segment Start Date, you
may elect a Rate Threshold representing the minimum Cap Rate you are willing to accept. Premium will remain in the Interim
Segment until a Rate Threshold you set is met or until you provide alternate instructions.

No Ownership of the Underlying Securities in the Indexed Segments.–When you purchase the Contract and allocate Premium or make a Reallocation to an Indexed Segment you are not investing in the Index or in a mutual fund or exchange traded fund that tracks the Index for the Indexed Segment you select. Your Index Credit is limited by the Cap Rate which means that your Index Credit will be lower than if you had invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index and the performance is greater than the Cap Rate we declare. In addition, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the funds or holders of securities comprising the Indexes would have.

Limitations on Transfers from Indexed Segments— You may make allocations from one Indexed Segment to another Indexed
Segment only at the end of a Segment Term. You can make Withdrawals from the Contract out of an Indexed Segment or Surrender your Contract during the Segment Term, however such Withdrawals or Surrender may be subject to a Surrender Charge and/or positive or negative Index Credits based on pro-rated Cap Rate and Buffer. This may limit your ability to react to market conditions.

ING USAAnnuity and Life Insurance Company
ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (“Lion Connecticut”), which in turn is a wholly owned subsidiary of
Voya Financial, Inc. (“VoyaTM”), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are
a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

7

Voya is an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING’s U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING’s ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

ING USA Separate Account B

ING USA Separate Account B (“Separate Account B”) was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). Separate
Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Although we hold title to the assets of the Separate Account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the
Company. All guarantees and benefits provided under the contract that are not related to the Separate Account are subject to the claims of our creditors and the claims paying ability of the Company and our General Account.

Sub-accounts
Separate Account B is divided into “Sub-accounts.” Each Sub-account invests directly in shares of a corresponding Fund. While there is only one Sub-account currently available, we reserve the right to add additional Sub-accounts in the future. Under certain circumstances, we may make certain changes to the Sub-accounts. For more information, see page [__].

More information about the Sub-account(s) available under the contract is contained below. You bear the entire investment risk for amounts allocated through a Sub-account to an underlying Fund, and you may lose your principal. The investment results of the underlying Funds are likely to differ significantly. There is no assurance that any Fund will achieve its investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of an underlying Fund before investing. More information is available in the prospectus for an underlying Fund. You may obtain a copy of the prospectus for an underlying Fund by contacting Customer Service. Contact information for the customer service center appears on page 1.

Please work with your investment professional to determine if the available Sub-account(s) may be suited to your financial needs, investment time horizon and risk tolerance.

You may allocate Premium or make Reallocations to the [Voya Liquid Assets Portfolio].

[Voya Liquid Assets Portfolio]
Investment Adviser:	[Directed Services LLC]
Investment Subadviser:	[Voya Investment Management Co. LLC]
Investment Objective:	[Seeks a high level of current income consistent with the preservation of capital and liquidity.]

Sub-account Value
When we make allocate Premium or make Reallocations to a Sub-account as described above, we will convert it to accumulation units. We will divide the amount of the Premium allocated or Reallocation to a particular Sub-account by the value of an accumulation unit for the Sub-account to determine the number of accumulation units of the Sub-account to be held in Separate
Account B with respect to your contract. Each Sub-account of Variable Annuity Account B has its own accumulation unit value. This value may increase or decrease from day to day based on the investment performance of the applicable underlying Fund. Shares in an underlying Fund are valued at their net asset value. The net investment results of each Sub-account vary with its investment performance.

On the Contract Date, the value in a Sub-account equals the amount allocated to that Sub-account, less a charge for premium tax, if applicable. We calculate the value at the close of each Business Day thereafter as follows:

  The value in each Sub-account at the close of the preceding Business Day; multiplied by
  The Sub-account’s Net Return Factor for the current Valuation Period (see below); plus or minus
  Any transfers to or from the Sub-account during the current Valuation Period; minus
  Any Withdrawals or Surrender from the Sub-account during the current Valuation Period; minus
  Applicable taxes, including any premium taxes, not previously deducted, allocated to the Sub-account.

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A Sub-account’s Net Return Factor is an index number that reflects certain charges under the contract and the investment performance of the Sub-account. The Net Return Factor is calculated for each Sub-account as follows:

  The net asset value of the Fund in which the Sub-account invests at the close of the current Business Day; plus
  The amount of any dividend or capital gains distribution declared for and reinvested in such Fund during the current Valuation Period; divided by
  The net asset value of the Fund at the close of the preceding Business Day; minus
  The daily charge (e.g. the Product Charge) for each day in the current Valuation Period.

Changes to a Sub-account and/or Separate Account B
Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to Separate Account B with respect to some or all classes of contracts:

Offer additional Sub-accounts that will invest in Funds we find appropriate for contracts we issue;
Combine two or more Sub-accounts;
Close Sub-accounts. We will provide advance notice by a supplement to this prospectus if we close a Sub-account;
Substitute a new Fund for a Fund in which a Sub-account currently invests. In the case of a substitution, the new Fund may different fees and charges than the Fund it replaced. A substitution may become necessary if, in our judgment:
A Fund no longer suits the purposes of your contract;
There is a change in laws or regulations;
There is a change in the Fund’s investment objectives or restrictions;
The Fund is no longer available for investment; or
Another reason we deem a substitution is appropriate.
Stop selling the contract;
Limit or eliminate any voting rights for Separate Account B (as discussed more fully below); or
Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s) and or shareholders.

We will provide Notice to You before we make any of these changes to the Sub-accounts and/or Separate Account B that affect the contracts.

Voting Rights
We will vote the shares of an underlying Fund owned by Separate Account B according to your instructions. However, if the 1940
Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a trust in our own right, we may decide to do so without consulting you.

We determine the number of shares that you have in a Sub-account by dividing the value in that Sub-account by the net asset value of one share of the underlying Fund in which a Sub-account invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a trust shareholder meeting. We will ask you for voting instructions by mail at least
10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that Sub-account. We will also vote shares we hold in Separate Account B that are not attributable to contract Owners in the same proportion. The effect of proportional voting is that a small number of contract Owners may decide the outcome of a vote.

Separate Account used for Indexed Segments.
Amounts applied to the Indexed Segment will be allocated to a non-unitized separate account established under Iowa law. A non-
unitized separate account is a separate account in which the contract holder does not participate in the performance of the assets through unit values or any other interest. Contract holders do not receive a unit value of ownership of assets accounted for in this separate account. Interests under the Contract are registered under the Securities Act of 1933, but the Accounts are not registered under the Investment Company Act of 1940.

The risk of investment gain or loss with the assets maintained in the non-unitized separate account is borne entirely by the Company.
All Company obligations due to allocations to the non-unitized separate account are contractual guarantees of the Company and are accounted for in the separate account. All of the general assets of the Company are available to meet its contractual guarantees.
Income, gains and losses of the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the Company. As part of its overall investment strategy, the Company intends to maintain assets in the separate account that reflect its obligations to Contract Owners that have made allocations to the Indexed Segments. Accordingly, it is

9

anticipated that assets relating to the Indexed Segments will likely consist of fixed income investments, as well as call options or other hedging instruments that relate to movements in the Indexes.

We are not obligated to invest the assets attributable to the Contract according to any particular strategy, except as required by Iowa and other state insurance laws. Contract Owners do not participate in the investment performance of the assets of the separate account, and Index Credits, and any other benefits provided by the Company are not determined by the performance of the non-unitized separate account.

Product Regulation
Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to non-qualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See page 33 for further discussion of some of these requirements). Failure to administer certain non-qualified contract features (for example, contractual annuity start dates in non-
qualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the
Contracts. We incur costs for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts and for bearing various risks associated with the contracts. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of contracts. All current charges under the contract will be determined and applied in a non-discriminatory manner.

Surrender Charge
A Surrender Charge may apply to a Withdrawal or Surrender. A Surrender Charge may be deducted from the portion of the
Accumulation Value being surrendered in the following events:

  A Withdrawal while an applicable Surrender Charge schedule is in effect in an amount that is greater than
  10% of the Contract’s Accumulation Value, as determined on the date of the withdrawal, which we refer to as the Free Amount Percentage;
  A Surrender or Withdrawal while an applicable Surrender Charge schedule is in effect; or
  You apply the Cash Surrender Value to an Annuity Plan while an applicable Surrender Charge schedule is in effect.

The Surrender Charge is designed to recover the costs we incur in selling the Contract if you request a Withdrawal or Surrender that is too early. Each Premium will be subject to its own Surrender Charge schedule, beginning on the date we receive that
Premium, which is known as the Premium Receipt Date. The rate of the Surrender Charge is a percentage of the Premium surrendered. The percentage imposed at the time of a Withdrawal depends on the number of complete years that have elapsed since the Premium Receipt Date. Withdrawals will be taken from Premiums on a first in first out basis (FIFO) and Surrender Charges will be assessed accordingly. For more information regarding the order of Withdrawals, please see page 24.

Surrender Charge Schedule:
Full years since Premium Receipt Date	1	2	3	4	5	6	7	8+
Surrender Charge (as a percentage of	8%	8%	7%	6%	5%	4%	3%	0%
Premium withdrawn)

No Surrender Charge applies to:

  The Free Amount Percentage made after the first contract anniversary, which is the maximum amount you may surrender each Contract Year without incurring a Surrender Charge (i.e., 10% of the Contract’s Accumulation Value as determined the date of withdrawal);
  The commencement of Annuity Payments that begin after the applicable Surrender Charge schedule ends; and
  The portion of a Surrender or Withdrawal in excess of the Free Amount Percentage that is subject to the Required Minimum
  Distribution (RMD) rules of the Code.

10

Surrender Charge will not apply to Withdrawal or Surrender for Extended Medical Care or a Terminal Condition. Extended Medical
Care means confinement in a Hospital or Nursing Home prescribed by a Qualifying Medical Professional. Terminal Condition means an illness or injury that results in a life expectancy of 12 months or less, as measured from the date of diagnosis by a Qualifying
Medical Professional. For purposes of this waiver:

A Hospital or Nursing Home is defined as a hospital or a skilled care or intermediate care nursing facility:

  Operating as such according to applicable law; and
  At which medical treatment is available on a daily basis.

Important Note: A Hospital or Nursing Home does not include a rest home or other facility whose primary purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care.

A Qualifying Medical Professional is defined as a legally licensed practitioner of the healing arts who:

  Is acting within the scope of his or her license;
  Is not a resident of your household or that of the Annuitant; and is not related to you or the Annuitant by blood or marriage.

To qualify for a waiver as a result of Extended Medical Care:

  You (or any Annuitant, if the Owner is a non-natural person) begin receiving Extended Medical Care on or after the first
  Contract Anniversary and receive such Extended Medical Care for at least 45 days during any continuous 60-day period; and
  Your request for a Withdrawal or Surrender, together with satisfactory proof of such Extended Medical Care, must be provided by Notice to Us during the term of such Extended Medical Care or within 90 days after the last day that you received Extended Medical Care.

To qualify for a waiver as a result of a Terminal Condition:

  You (or any Annuitant, if the Owner is a non-natural person) must first be diagnosed by a Qualifying Medical Professional as having a Terminal Condition on or after the first Contract Anniversary; and
  Your request for a Withdrawal or Surrender, together with satisfactory proof of such Terminal Condition, must be provided by Notice to Us.

We require the proof of Extended Medical Care or a Terminal Condition to be in writing and, where applicable, attested to by a
Qualifying Medical Professional. We reserve the right in the Contract to require a secondary medical opinion by a Qualifying
Medical Professional of our choosing. We will pay for any such secondary medical opinion.

Overnight Charge
You may choose to have a [$20] overnight charge deducted from the net amount of a Withdrawal or Surrender you would like sent to you by overnight delivery service.

Premium Tax
In certain states, the Premium you pay for the Contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied on us by any state government or political subdivision thereof in consideration of your Premium received by us.
Currently, the premium tax ranges from zero to [3.5]%, depending on your state of residence. We reserve the right in the Contract to recoup the amount of any premium tax from the Accumulation Value if and when:

  The premium tax is incurred by us;
  The Proceeds or Cash Surrender Value, as applicable, are applied to an Annuity Plan; or
  You take a Withdrawal or Surrender the Contract.

We reserve the right in the Contract to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the Contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Excess Transfer Charge
Currently, only one investment option is available so an Excess Transfer charge cannot be incurred. If, however, additional investment options are available in the future, there is a maximum $50 charge for each transfer exceeding 12 during a Contract Year
(which we refer to as an Excess Transfer).

11

Product Charge
The maximum [Product] Charge is [1.50%] of the Accumulation Value allocated to a Sub-account. The fee is not applied to
Accumulation Value applied to Indexed Segments or the Interim Segment. The current charge may be less than this maximum amount. You may contact Customer Service for information about the current Product Charge. The charge is deducted from the value in each Sub-Account on each Business Day. This charge compensates us for ongoing administrative and risk related expenses we may incur. If there are any profits from this charge, we may use them to finance the distribution of the contracts.

Underlying Fund Expenses
As shown in the prospectuses for the underlying Funds, each underlying Fund deducts management fees from the amounts allocated to
it. In addition, each underlying Fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract Owner services provided on behalf of the Fund.
Furthermore, certain underlying Funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. Fees are deducted from the value of the underlying Fund shares on a daily basis, which in turn affects the value of each Sub-account that purchases Fund shares. For a more complete description of these fees and expenses, review each prospectus for the underlying Fund. You should evaluate the expenses associated with the underlying Fund(s)
available through the contract before making a decision to invest.

The Company may receive compensation from each of the underlying Funds or their affiliates based on an annual percentage of the average net assets held in that underlying Fund by the Company. The percentage paid may vary from one Fund company to another.
For certain underlying Funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from underlying Fund assets. Any such fees deducted from underlying Fund assets are disclosed in the prospectuses for the underlying
Fund. The Company may also receive additional compensation from certain underlying Funds for administrative, recordkeeping or other services provided by the Company to the underlying Funds or their affiliates. These additional payments may also be used by the Company to finance distribution. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a Fund through our contracts. Fund revenue is important to the Company’s profitability, and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated Funds. For more information, please see page
30.

The Annuity Contract

The Contract described in this prospectus is a modified flexible premium deferred variable, indexed and fixed annuity contract. The
Contract is non-participating, which means that it will not pay dividends resulting from any of the surplus or earnings of the Company.
We urge you to read the Contract because it defines your rights as an investor. The Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Initial Premium paid. The Contract provides a means for you to allocate Premium and make Reallocations to one or more Indexed Segments and sub-Accounts.

Owner
The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or a non-natural person (e.g., a corporation or trust). We require the Owner to have an insurable interest in the Annuitant. See page 29.
Two individuals may own the Contract, which we refer to as Joint Owners. Joint Owners must agree to any changes or exercise of the rights under the Contract. The Death Benefit becomes payable if any Owner dies prior to the Maturity Date. If the Owner is a non-
natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Maturity Date. See page 26. We will pay the
Death Benefit to the Beneficiary (see below).

Joint Owner
For Contracts purchased with after-tax money, which we refer to as non-qualified Contracts, Joint Owners may be named in a written request to us at any time before the Contract is in effect. A Joint Owner may not be an entity, however, and may not be named if the
Owner is an entity. In the case of Joint Owners, all Owners must agree to any change or exercise of the rights under the Contract. All other rights of ownership must be exercised jointly by both Owners. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, we will designate the surviving Joint Owner as the Beneficiary, and the Death Benefit is payable. See page 26. This Beneficiary change will override any previous Beneficiary designation. All rights of a Joint Owner terminate upon the death of that Owner, so long as the other Joint Owner survives, and the deceased Joint Owner’s entire interest in the Contract will pass to the surviving Joint Owner. The Death Benefit is either payable to the surviving Joint Owner, or in the case of a surviving Joint Owner who is the spouse of the deceased Joint Owner, will be payable if the surviving Joint Owner dies prior to the Maturity Date. See page 27.

12

Annuitant and Contingent Annuitant
The Annuitant is the individual upon whose life the Annuity Payments are based. The Annuitant must be a natural person, who is designated by you at the time the Contract is issued. There may be two Annuitants. If you do not designate the Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated the Annuitant. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an insurable interest in the Annuitant. See page 29.

You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if all named
Annuitants die prior to the Maturity Date.

Neither the Annuitant nor the Contingent Annuitant can be changed while he or she is still living. Permitted changes to the Annuitant:

  If the Owner is an individual, and the Annuitant dies before the Maturity Date, the Contingent Annuitant, if any, will become the Annuitant, if two Owners do not exist.
  Otherwise, the Owner will become the Annuitant if the Owner is a natural person
  If two individual Owners exist, the youngest Owner will become the Annuitant.
  The Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 95 or older as of the date of the
  Annuitant’s death. We require the Owner to have an insurable interest in the Annuitant. See page 29.

If the Owner is a non-natural person, and any Annuitant dies before the Maturity Date, we will pay the Death Benefit to the designated
Beneficiary (see below). There are different distribution requirements under the Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult your tax adviser for more information if the Owner is a non-natural person.

Beneficiary
The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor
Owner if the Owner, who is a spouse, as defined under U.S. federal law, dies before the Annuity Commencement Date or the Maturity
Date, as applicable. The Owner may designate a Contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or any Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary
Beneficiaries and Contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An
Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such
Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:

  We pay the Death Benefit to the primary Beneficiary (unless there are Joint Owners, in which case the Death Benefit is paid to the surviving Owner(s)).
  If all primary Beneficiaries die before any Annuitant or any Owner, as applicable, we pay the Death Benefit to any
  Contingent Beneficiary.
  If there is a sole natural Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death Benefit
   to   the Owner’s estate.
  If the Owner is not a natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the
  Owner will be deemed to be the primary Beneficiary.
  One or more individuals may be a Beneficiary or Contingent Beneficiary.
  In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all surviving
  Beneficiaries in the same class (primary or contingent), unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:

  The Beneficiary died at the same time as the Owner;
  The Beneficiary died within 24 hours after the Owner’s death; or
  There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the
Code. You may restrict a Beneficiary’s right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary
You may transfer ownership of a non-qualified Contract before the Maturity Date. The new Owner’s age may not be greater than age
85, or the age of the current owner, at the time. We require any new Owner to have an insurable interest in the Annuitant. See page
29. You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Maturity Date. Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is received and not affect any payment made or action taken by us before recording the change. A change of
Owner likely has tax consequences. See page 33 for more information.

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Contract Purchase Requirements
We will issue a Contract so long as the Annuitant and the Owner (if a natural person) are age 80 or younger at the time of application.
An insurable interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that the Owner has an insurable interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an insurable interest in the Annuitant. Insurable interest means the Owner has a lawful and substantial economic interest in the continued life of the Annuitant. See page 29.

The minimum initial payment (which we refer to as the Initial Premium) must be at least $5,000 for qualified Contracts and at least
$25,000 for non-qualified Contracts. We currently accept as the Initial Premium payments from multiple sources involving transfers and exchanges identified on the application and received no more than 45 days after our receipt of the application.

We accept Additional Premium, subject to our right in the Contract to limit or refuse to accept Additional Premium in our sole discretion. Each Additional Premium must be at least $1,000. Under certain circumstances, we may waive the minimum payment requirement for Premiums. We will not accept Additional Premium if the Annuitant or the Owner (if a natural person) are age 85 or older when the Additional Premium is received.

If your Premium payment was transmitted by wire order from your agent/registered representative (broker-dealer), we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure depends on whether your state or agent/registered representative (broker-dealer) requires a paper application to issue the Contract.

  If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly completed application within 5 days of receiving the Initial Premium. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Premium when required.
  When an application is not required, we will issue the Contract along with a Contract acknowledgement and delivery statement. We require you to execute and return the Contract acknowledgement and delivery statement. Until you do, we will require a signature guarantee, or notarized signature, on certain transactions prior to processing.

Our prior approval is required for Premiums that would cause the premiums of all annuities you maintain with the Company or its affiliates to exceed $1,000,000.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-
money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws.
Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers’ identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler’s checks, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments
(money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Availability of the Contract
The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy the Contract if:

  You are looking for a short-term investment;
  You cannot risk getting back an amount less than your initial investment; or

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  Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing the Contract.

When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with the Contract may not be beneficial to you. Before purchasing the Contract, you should determine whether your existing contract will be subject to any fees or penalties upon termination of such contract.
You should also compare the fees and charges, coverage provisions and limitations, if any, of your existing contract to the
Contract.

Individual Retirement Accounts, or IRAs, and other qualified plans already have the tax-deferral feature found in the Contract. For an additional cost, the Contract provides other features and benefits, which other plans may not provide. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See page 36.

Crediting of Premium Payments
We will process your Initial Premium within 2 Business Days of receipt and allocate it according to the instructions you specify, so long as the application and all information necessary for processing the Contract is complete. We will process Additional Premium payments within 1 Business Day if we receive all information necessary.

In the event that your application is incomplete for any reason, we are permitted to retain your Initial Premium for up to 5 Business
Days while attempting to complete it. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Initial Premium promptly. Once you complete the application, we will process your Initial
Premium within 2 Business Days and allocate it according to your instructions. On Additional Premium, we will ask about any missing information. Additional Premium will be allocated in the same proportion as the payment of Initial Premium, unless you specify otherwise.

Accumulation Value
We determine your Accumulation Value for your Contract on a daily basis beginning on the Contract Date. On the Contract Date, the
Accumulation Value equals the Initial Premium paid less any premium tax, if applicable. At any time after the Contract Date, the
Accumulation Value equals the sum of the value for Indexed Segment, the Accumulation Value for the Sub-Accounts and the
Accumulation Value for the Interim Segment. The method used to determine the value for the Sub-Accounts, the Indexed Segments and the Interim Segment are described on pages 15, 18 and 23 respectively.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Surrender request form), even if appropriate identifying information is provided.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts. These products have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

Allocations
You elect the Indexed Segments and Sub-accounts to allocate your Premium or make Reallocations to. As discussed below, your allocation instructions must select the Sub-accounts and Indexed Segment(s) you wish to allocate to and may include a Rate Threshold for each Indexed Segment unless you select Dollar Cost Averaging as described below. For Indexed Segments, during the time between the Premium Receipt Date and the next Segment Start Date, Premiums will be placed in the Interim Segment. You may make changes to your allocation instructions at any time prior to the close of business on the Segment Start Date.

Segment Participation Requirements for Indexed Segments
In order for Premium to be allocated or a Reallocation to be made to an Indexed Segment on a Segment Start date the Segment
Participation Requirements must be for the applicable Segment. If Premium is to be allocated or a Reallocation is to be made to multiple
Indexed Segments, Premium or Reallocations will be allocated only to those Indexed Segments whose Segment Participation
Requirements are met.

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The following Segment Participation Requirements must be met on a Segment Start Date in order for Premium or Accumulation Value to be allocated to an Indexed Segment:

(1)	The Indexed Segment is available;
(2)	The Indexed Segment does not have an Segment Term that extends beyond your Annuity Commencement Date; and
(3)	The declared Cap Rate for the Indexed Segment is equal to or greater than the Rate Threshold (described below), if any, which you may have set.

Rate Threshold for Indexed Segments
You may select a Rate Threshold for each Indexed Segment that you wish to allocate Premium or make Reallocations to. For Indexed
Segments, your Premium or Reallocation will not be allocated to the Indexed Segment unless the Cap Rate is greater than or equal to the Rate Threshold. The Cap Rate is discussed more fully on page 18. The Rate Threshold you set represents the minimum Cap Rate you find acceptable for a particular Segment. It is important to understand that you will not know the Cap Rate for an Indexed
Segment prior to the allocation of Premium or Reallocation on the Segment Start Date. Once Premium has been invested in the Indexed Segment, you will not be able to reallocate it to another Segment prior to the end of the Segment Term, and
Withdrawals from that Segment or a Surrender of the Contract will be subject to any applicable Surrender Charges.

Initial Allocation to an Indexed Segment
You may make allocations of Premium or Reallocations (from the Sub-Accounts, the Interim Segment or other Indexed Segments) to one or more Indexed Segments. All allocations of Premium and Reallocations must be in whole percentages that total 100%. All
Premium allocations to an Indexed Segment will be initially held in the Interim Segment until a Segment Start Date.

If the applicable Segment Participation Requirements for the Indexed Segment you have selected are met on the first Segment Start
Date following the allocation of Premium or Reallocation, the Premium or Reallocation will be automatically allocated to that Indexed
Segment. If the Segment Participation Requirements are not met, then that portion of the Premium or amount reallocated will remain in or be transferred to the Interim Segment. With respect to values remaining or transferred to the Interim Segment, each subsequent month on the Segment Start Date, if the Segment Participation Requirements for the Indexed Segment are met, that value will be allocated to the applicable Indexed Segment. You may change your allocation or modify or remove the Rate Threshold for values in the Interim Segment at any time up to the close of business on the day prior to the Segment Start Date. You may set only one Rate
Threshold per Indexed Segment at a time.

Reallocations at the End of a Segment Term.
We will provide Notice to You prior to the end of a Segment Term. The notice will specify the Indexed Segments that will be available at the next Segment Start Date. You may submit Reallocation instructions with respect to the value allocated to that Indexed
Segment (including a new Rate Threshold for the current Indexed Segment or a different Indexed Segment) to us at any time up to the close of business prior on the Segment Start Date. You may make a Reallocation to any available Indexed Segment or Sub-Account provided that you may not make a Reallocations to an Indexed Segment whose Segment End Date is later than your Contract’s
Maturity Date.

On the following Segment Start Date, the value in the expiring Indexed Segment will be allocated according to the Reallocation instructions you provided. If you do not provide Reallocation instructions, the value in the Indexed Segment will be automatically reallocated to the same Segment provided the Segment Participation Requirements are met. If the Segment Participation Requirement
is not met, the value in the Indexed Segment will be reallocated to the Interim Segment. Unless you provide a new Rate Threshold as part of new allocation instructions, the Rate Threshold previously provided for the ending Segment Term will continue to apply.

Dollar Cost Averaging
Dollar cost averaging or DCA is available for initial allocations of Premiums and Reallocations. The Interim Segment serves as the source account from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the Indexed Segment you specify. You may participate in dollar cost averaging by providing Notice to Us of your election to participate. There is no additional charge for dollar cost averaging. You also set the duration you would like the Premium to be invested over. The maximum duration is 12 months. You may not set a Rate Threshold in connection with the DCA program.

The minimum monthly transfer amount is $[__]. We will transfer all your money allocated to the Indexed Segments you specify in equal payments over the relevant duration. The last payment will include earnings accrued in the Interim Segment over the duration.
DCA may be subject to limited availability in connection with systematic withdrawals. The transfer date for each allocation into an
Indexed Segment will be the Segment Start Date each month. If, on any Segment Start Date, the value in the Interim Segment is equal to or less than the amount you have elected to allocate, the entire amount will be allocate and the program will end. You may terminate the DCA at any time by sending Notice to Us at least 7 days before the next Segment Start Date.

DCA will allow you to invest Premium in the Indexed Segments at different Cap Rates (for Indexed Segments) and is designed to lessen the impact of Cap Rate fluctuation on your investment. Therefore, investment in Segments with higher average Cap Rate may

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be achieved over the long term; however, we cannot guarantee this. DCA does not guarantee that you will earn a profit or be protected against losses. You should consider your ability to withstand periods of potentially significantly fluctuating Cap Rates.

We may modify, suspend or terminate DCA. We will send Notice to You in advance. Such modification, suspension or termination, however, will apply prospectively only and will not affect any DCAs in effect at the time.

If an Indexed Segment you have selected is not available on a Segment Start Date, any amount in the dollar cost averaging account destined for that Segment will remain in the Interim Segment until it becomes available or you provided different instructions.

The Indexed Segments

Indexed Segments
You may allocate to one or more Indexed Segments. The Contract will have at least one Indexed Segment available at all times.
There is no guarantee that the same or similar Indexed Segments as those currently offered will be available for future new Premiums or for Reallocations. We reserve the right to add Segments or Indexes, or to cease offering a specific Segment or specific Index or accepting additional Premiums or reallocations to any Segment or to the Contract, at any time.

You may elect to allocate any portion of Premiums or make Reallocations to Indexed Segments. Each Indexed Segment has a
corresponding Index, Segment Term and Buffer. Each Indexed Segment will also have a Cap Rate, which is determined by Us on the
Segment Start Date. The currently available Indexed Segments are listed on the inside cover of this prospectus.

We reserve the right to cease offering one or more Indexed Segments and/or to offer different Indexed Segments. Some Indexed
Segments may be available only for new Premiums, only for Reallocations or only for Reallocations from the same Indexed Segment at the end of such Indexed Segment’s Segment Term. You may allocate Premium or make Reallocations to any available Indexed
Segment provided that the Segment Participation Requirements are met.

Segment Term
For the Indexed Segments, the Segment Term is the period over which the Index Credit is calculated and Cap Rate is guaranteed.
Each Indexed Segment has its own separate Segment Term. The Segment Term begins on the Segment Start Date for such Premium in the Indexed Segment. The Segment End Date is the 24th day of the month that the Segment Term Ends.

For example, an Index Term with a Segment Start Date of June 25, 2014 and a 1 year Segment Term would end on June 24, 2015.
Therefore, the subsequent Segment Term begins on the applicable Segment Start Date and ends on the day before the anniversary of the Segment Start Date in the final year of that Segment Term.

Index Credit
Index Credits are calculated as the Index Change, subject to the applicable the Cap Rate and Buffer. The Index Change, Cap Rate and
Buffer are described in more detail below. The Indexed Segment’s value may increase or decrease through positive or negative Index
Credits.

The following table summarizes how the Index Credit is determined based on the Index Change.

If the Index Change is:	Then the Index Credit will Equal:
positive and greater than or equal to the Cap Rate	the Cap Rate
positive, but less than the Cap Rate	the Index Change
negative but is greater than the Buffer	0%
negative and less than the Buffer	the Index Change, offset by the Buffer

The Cap Rate, Buffer and the Index Credit are rates of return for the entire Segment Term (from the Segment Start Date to the Segment Maturity Date), NOT annual rates of return, even if the Segment Duration is longer than one year. Accordingly, the Index Change and the Rate Threshold are also not annual rates.

The performance of the Index, the Cap Rate and the Buffer are all measured from the Segment Start Date to the Segment Maturity
Date, and the Cap Rate and Buffer apply if you hold the Indexed Segment until the Segment Maturity Date.

Index Change
The Index Change for an Indexed Segment is calculated using the following formula:

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Index Change =	_(i) – (ii)_
(ii)
where:

(i) Is the value of the Index (which we refer to as the Index Number) as of the date the Index Change is calculated; and
(ii) Is the Index Number as of the start of the Segment Term.

We convert the decimal to the equivalent percentage to determine the Index Change.

Cap Rate
The Cap Rate is the maximum Index Change that may be applied at the end of the Segment Term. The Cap Rate is a declared factor and is set by us in our sole discretion. On each Segment Start Date, we will declare a new Cap Rate that is guaranteed for the Segment
Term. The Cap Rate may vary by Segment. Because you will not know the Cap Rate in advance of the Segment Start Date, you should set a Rate Threshold if you do not wish to invest in a Segment with a Cap Rate below a certain rate. See page 16 for more information about setting a Rate Threshold.

While we have no specific formula for determining the Cap Rate for a Segment, we may consider various factors, such as the yields available on the fixed income securities we use to support our guarantees under the Contract. An increase in the yields could have a corresponding impact on the Cap Rates and vice versa. The Cap Rates could be similarly impacted by the costs to hedge these investments using derivatives, for example, options and futures contracts. Also, we may consider the level of compensation we pay for the promotion and sale of the Contract and our administrative expenses, in addition to regulatory and tax requirements, and general economic trends and competitive factors.

Buffer
The Buffer is the amount of any negative Index Change that will be absorbed by the Company. If the Index Change is negative, the
Index Change is offset by the amount of the Buffer. For example, if you have selected an Indexed Segment with a 20% Buffer and the
Index Change is -30% then the Indexed Segment’s value would be reduced by 10%.

Not all Buffers may be available for each Index and Segment Term. Generally, Indexed Segments with larger Buffers will tend to have lower Cap Rates than Indexed Segments with smaller Buffers using the same Index and with the same Segment Term. The currently available Buffers are listed in the Segment Chart on the inside cover of this prospectus. There is a risk of a substantial loss of your principal because you agree to absorb all losses to the extent they exceed the Buffer for any Indexed Segment you chose to invest in. Currently, the highest level of protection is the [30% Buffer] and the lowest level of protection is the [10% Buffer].

Indexed Segment Value on Segment Start Date and Segment End Date

On the Segment Start Date, an Indexed Segment’s value is equal to the Premium allocated or Reallocation to the Indexed Segment, less any premium tax, if applicable.

On the Segment End Date, the Indexed Segment’s value equals:

The Indexed Segment’s value on the Segment Start Date; multiplied by
(1+ the applicable Index Credit)

Important Note: If you make a Withdrawal prior to the end of a Segment Term, for the remainder of the Segment Term, the Index
Credit is proportionately reduced by the percentage amount that the Withdrawal reduced the Indexed Segment’s value on the day of the Withdrawal. See Prorate Factor below.

Indexed Segment Value During the Segment Term
The Prorate Factor will be used in determining an Indexed Segment’s value during the Segment Term. We use the following formula to determine the Prorate Factor:

Prorate Factor =	Number of days elapsed in Segment Term
Number of days in Segment Term

We then apply the Prorate Factor by multiplying the Prorate Factor by the Indexed Segment’s Cap Rate and Buffer. The same methodology we use to determine an Index Credit at the end of the Segment Term is then used to calculate the Index Credit using the prorated Cap Rate and Buffer. The Index Credit may be positive or negative:

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Before the Segment End Date, the Indexed Segment’s value equals:

The Indexed Segment’s value on the Segment Start Date; multiplied by
(1+ the applicable Index Credit) where the Index Credit is calculated by applying the Prorate Factor to the Indexed
Segment Cap Rate and Buffer.

Withdrawal Adjustments
A Withdrawal from an Indexed Segment during a Segment Term reduces the Indexed Segment’s value that is available to participate in Index Credit for the remainder of the Segment Term.

If a Withdrawal from an Indexed Segment occurs before the end of the Segment Term, for the remainder of the Segment Term, we calculate the Indexed Segment’s value using a Withdrawal Adjustment. The Withdrawal Adjustment is determined using the following formula:

Withdrawal Adjustment	=	Index Segment's value Before Withdrawal - Withdrawal Amount
Segment's value Before Withdrawal

If Withdrawals have already been made during the Segment Term, the result of the above formula is multiplied by the Withdrawal
Adjustment for the previous Withdrawal to determine the Withdrawal Adjustment for the current Withdrawal.

On or before the Segment End Date, after a Withdrawal, the Indexed Segment’s value equals:

The Indexed Segment’s value on the Segment Start Date; multiplied by
A Withdrawal Adjustment for any Withdrawal from the Indexed Segment during the Segment Term; plus
The result multiplied by (1+ the applicable Index Credit) where the Index Credit is calculated by applying the Prorate
Factor to the Indexed Segment Cap Rate and Buffer

Premium taxes are deducted from the calculation of Indexed Segment’s value, as applicable.

For days other than Business Days, Index Credits are determined using Index Values from the previous Business Day.

Indexed Segment Value on Segment Maturity Date Illustrative Examples:
The following examples show how we calculate an Indexed Segment’s value, using the formula indicated above, on $100,000 of
Premium allocated to an Indexed Segment. The Premium is allocated until the end of the Segment Term.

Illustrative Example #1 – Negative Index Performance that is Offset by the Buffer

For purposes of this example: (ii) is the Index Number as of the Segment Start Date, which is 1,000; (i) is the Index Number as of the
Segment End Date, which is 940; the Index Buffer is 10% and the Cap Rate is 15%.

Step One is to determine the Index Change: (940-1000)/1,000 = (0.06), which, when converted to the equivalent percentage is -6%.

Because the Index Change is negative, Step Two is to compare the Index Change to the Buffer. Because the offset provided by the
Buffer (10%) is larger than the Index Change (-6%), the Index Credit is 0%.

Step Three is to apply the Index Credit to the amount allocated to the Indexed Segment: $100,000 (1 + 0%) = $100,000.

Thus, the Indexed Segment’s value remains $100,000.

Illustrative Example #2 – Negative Index Performance that is Partially Offset by the Buffer

For purposes of this example: (ii) is the Index Number as of the Segment Start Date, which is 1,000; (i) is the Index Number as of the
Segment End Date, which is 880; the Index Buffer is 10% and the Cap Rate is 15%.

Step One is to determine the Index Change: (880-1000)/1,000 = (-0.12), which, when converted to the equivalent percentage is -12%.

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Because the Index Change is Negative, Step Two is to compare the Index Change to the Buffer. The Index Credit is the Index Change
(-12%) offset by the Buffer (10%). In this example, the Index Credit is -2%.

Step Three is to apply the Index Credit to the amount allocated to the Indexed Segment: $100,000 x (1 + -2%) = $98,000.

Thus, the Indexed Segment’s value is reduced to $98,000.

Illustrative Example #3 – Positive Index Performance that is Greater Than the Cap

For purposes of this example: (ii) is the Index Number as of the Segment Start Date, which is 1,000; (i) is the Index Number as of the
Segment End Date, which is 1170; and the Cap Rate is 15%.

Step One is to determine the Index Change: (1170-1000)/1,000 = 0.17, which, when converted to the equivalent percentage is 17%.

Because the Index Change is Positive, Step Two is to compare the Index Change to the Cap Rate. The Index Credit is the lesser of the
Cap (15%) or the Index Change (17%). In this example, since Index Change is greater than the Cap Rate, the Index Credit is equal to the Cap Rate: 15%.

Step Three is to apply the Index Credit to the amount allocated to the Indexed Segment: $100,000 x (1 + 15%) = $115,000.

Thus, the Accumulation Value allocated to the Indexed Segment is increased to $115,000.

Illustrative Example #4 – Positive Index Performance that is Less than the Cap

For purposes of this example: (ii) is the Index Number as of the start of the Segment Start Date, which is 1,000; (i) is the Index
Number as of the Segment End Date, which is 1080; and the Cap Rate is 15%.

Step One is to determine the Index Change: (1080-1000)/1,000 = 0.08, which, when converted to the equivalent percentage is 8%.

Because the Index Change is Positive, Step Two is to compare the Index Change to the Cap Rate. The Index Credit is the lesser of the
Cap Rate (15%) or the Index Change (8%). In this example, since the Index Change is less than the Cap Rate, the Index Credit is equal to the Index Change: 8%.

Step Three is to apply the Index Credit to the amount allocated to the Indexed Segment: $100,000 x (1 + 8%) = $108,000.

Thus, the Indexed Segment’s value is increased to $108,000.

Indexed Segment Value prior to Segment Maturity Date Illustrative Examples:
The following examples show how we calculate an Indexed Segment’s value, using the formula indicated above, on $100,000 of
Premium, after 6 months of a 1 year Segment Term.

Illustrative Example #1 – Negative Index Performance that is Offset by prorated Buffer, half of Segment Term Elapsed

For purposes of this example: (ii) is the Index Number as of the start of the Segment Start Date, which is 1,000; (i) is the Index
Number after half of the Segment Term has elapsed, which is 940; the Index Buffer is 10% and the Index Cap is 15%.

Step One is to determine the Index Change: (940-1000)/1,000 = (-0.06), which, when converted to the equivalent percentage is -6%.

Because the Index Change is negative, Step Two is to calculate the Buffer, using the Prorate Factor to reflect that 50% of the Segment
Term has elapsed: - 10% x 0.5 = - 5%

Step Three is to compare the Index Change to the prorated Buffer. The Index Credit is the Index Change (-6%) less the Index Buffer
(-5%). In this example, the Index Credit is -1%.

Step Four is to apply the Index Credit to the Indexed Segment’s value: $100,000 x (1 + -1%) = $99,000.

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Illustrative Example #2 – Positive Index Performance that is Less Than the prorated Cap, half of Segment Term Elapsed

For purposes of this example: (ii) is the Index Number as of the start of the Index Period, which is 1,000; (i) is the Index Number after half of the Segment Term has elapsed, which is 1170; the Index Buffer is – 10% and the Cap Rate is 15%.

Step One is to determine the Index Change: 1170/1,000 -1 = 0.17, which, when converted to the equivalent percentage is 17%.

Because the Index Change is positive, Step Two is to calculate the prorated Cap Rate, using the Prorate Factor to reflect that 50% of the Segment Term has elapsed: 15% x 0.5 = 7.5%

Step Three is to compare the Index Change to the prorated Cap Rate. The Index Credit is the lesser of the Index Change (17%) and the Cap Rate (7.5%). In this example, the prorated Index Credit is 7.5%.

Step Four is to apply the Index Credit to the Indexed Segment’s value: $100,000 x (1 + 7.5%) = $107,500.

Indexed Segment Value on Segment Maturity Date, after two Withdrawals during the Segment Term, Illustrative Examples:
The following example shows how we calculate an Indexed Segment’s value, using the formula indicated above, on $100,000 of
Premium allocated to an Indexed Segment when withdrawals have been made during the Segment Term. During the Segment Term,
$10,000 is withdrawn from the Indexed Segment when the Indexed Segment’s value on the date of the Withdrawal was $105,000 and an additional $5,000 is withdrawn from the Indexed Segment when the Indexed Segment’s value was $90,000.

Illustrative Example – Positive Index Performance that is Less than the Cap

For purposes of this example: (ii) is the Index Number as of the start of the Segment Start Date, which is 1,000; (i) is the Index
Number as of the Segment End Date, which is 1080; and the Cap Rate is 15%.

Step One is to determine the Index Change: (1080-1000)/1,000 = 0.08, which, when converted to the equivalent percentage is 8%.

Because the Index Change is Positive, Step Two is to compare the Index Change to the Cap Rate. The Index Credit is the lesser of the
Cap Rate (15%) or the Index Change (8%). In this example, since the Index Change is less than the Cap Rate, the Index Credit is equal to the Index Change: 8%.

Step Three is to determine the Withdrawal Adjustment: [(105,000 – 10,000) / 105,000] x [(90,000 – 5,000) /90,000] = .8545

Step Four is to apply the Index Credit and the Withdrawal Adjustment to the Indexed Segment’s value: $100,000 x (1 + 8%) x .8545 =
$92,286.

Thus, the Indexed Segment’s value is $92,286.

The Indexes

As described above, the performance of each Indexed Segment is tied to the performance of one or more securities indexes, commodities indexes or exchange-traded funds. We refer to all of these indexes and exchange-traded funds as “Indexes” for purposes of this prospectus. The Indexed Segments are not index funds. While you may participate in the performance of that Index by investing in the Indexed Segment, you are not investing directly in any indexes or exchange traded-fund and you do not participate in the investment results of any assets we hold in relation to the Indexed Segments. See page 9 for information about the separate account that holds the assets related to the Indexed Segments. Depending upon the performance of the Index used by the Indexed
Segment in which you invest, you could lose money.

We currently use [four] Indexes within the Indexed Segments:
[Index/ETF1]
[Index/ETF2]
[Index/ETF3]
[Index/ETF4]

We have permission to offer the Indexes described below pursuant to a license agreement or other arrangement with each sponsor.

[DESCRIPTION OF INDEXES TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT]

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Availability of Indexes
We may add Indexed Segments utilizing a new Index as we deem appropriate. Alternatively, we may cease to accept initial allocations of Premiums or Reallocations to Indexed Segments that utilize a particular Index at any time in our sole discretion. We may also cease, in our own discretion, to accept Reallocations to Indexed Segments that utilize a particular Index (when you reallocate from one Segment to another), or cease to permit Premiums from continuing to be applied to an Indexed Segment at the end of a
Segment Term. The Contract will have at least one Index available at all times.

We may also substitute an Index under the following conditions:

  The Index is discontinued by its sponsor
  The composition of the Index is substantially changed; or
  Our agreement with the Index sponsor is terminated (see page 21).

We will not eliminate an Index underlying an Indexed Segment to which to which you have allocated until the end of the Segment
Term. Rather, in determining to eliminate an Index, we will cease accepting new investments in Indexed Segments utilizing the eliminated Index, or cease to permit Reallocations from continuing to be applied to Indexed Segments utilizing the eliminated Index at the end of the Segment Term, until you no longer have any allocations in Indexed Segments that utilize the eliminated Index.

We will notify you of the available Indexed Segments prior to the end of the Segment Term. For more information on Reallocations, see page 16.

We will substitute an Index during an Indexed Segment’s Term only in the event that the Index is discontinued by its sponsor, or the circumstances under which our agreement with the sponsor do not allow sufficient time for us to eliminate the Index. If we need to substitute an Index before the end of the Segment Term we will designate an index that is comparable, which means the designated substitute Index would have a similar composition of underlying securities, sufficient liquidity for hedging and recognition in the marketplace. For example, an index that is comparable to the [Index/ETF1] will have stocks of large, publicly held domestic companies. Also, we will designate a substitute Index that has similar performance. We will calculate the Index Credit using the performance of the designated substitute Index. The Index Credit will reflect the Index Change of the designated substitute Index over the Segment Term, but still subject to the same Cap Rate that we declared at the beginning of the Segment Term. We use the Index
Change of the designated substitute Index to calculate the Index Credit because the Index Number of the designated substitute Index as of the start of the Segment Term may not be the same as the Index Number of the discontinued Index:

	Index	Index
	Number as	Number as
	of Start of	of End of
	Index	Index	Index		Index
	Period	Period	Change	Cap Rate	Credit
Discontinued Index	1,500	N/A	N/A	7%	N/A
Substitute Index	2,215	2,268	2.39%	7%	2.39%

It is possible that the Index Credit attributable to the designated substitute Index may not be as great as the Index Credit you might have been anticipating based on the discontinued Index (had the index sponsor not discontinued the Index).

Otherwise, any Additional Premium allocations or Reallocations to an Indexed Segment are subject to the terms and conditions in existence for such Indexed Segment available at that time, including the Cap Rates, which may differ from those applicable to previous allocations.

The Contract will have at least one Index available at all times. We reserve the right to add Indexes, subject to approval by the insurance supervisory official in the jurisdiction in which the Contract is issued.

Index Sponsors

[DISCLOSURE REQUIRED BY INDEX SPONSORS TO BE COMPLETED BY PRE-EFFECTIVE AMENDMENT]

The Interim Segment

The Interim Segment is an account used as a “holding” account for administrative purposes in connection with Indexed Segments.
You may not make allocations directly to the Interim Segment. The Interim Segment credits interest from the Segment Start Date until the Segment End Date. Currently, the Interim Segment has a Segment Term of 1 year. The Segment Term is the period over

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which the Fixed Interest Rate is calculated and guaranteed. Each transfer to the Interim Segment has its own separate Segment Term.
The Segment Term begins on the date a Premium or Reallocation is transferred to the Interim Segment.

We credit interest daily at a rate that yields the Fixed Interest Rate for the Segment Term. In the event of a Withdrawal, Surrender, or if the Death Benefit becomes payable or you elect to receive Annuity Payments, interest, if any, will be credited to the portion of the value in Interim Segment applied to the transaction, including the day the transaction is processed. Your agent/registered representative should have the guaranteed rates of return currently available. You can also find them out by contacting us. Our contact information appears on the cover of this prospectus. Fixed Interest Rate is guaranteed to be no less than 1%.

We do not use a specific formula to set these guaranteed rates of interest. We determine the interest rates in our sole discretion. We may, but are not required to consider, factors, including but not limited to the interest rate on the fixed income investments we use to support our guarantees (in which you have no direct or indirect interest), regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

Interim Segment Value

On the Segment Start Date, the value of the Interim Segment is equal to the amount allocated to the Interim Segment, less any premium tax, if applicable.

On each day thereafter the value of the Interim Segment equals:

The amount transferred to the Interim Segment
Minus any Surrender, Withdrawals withdrawn or transfers from the Interim Segment
Plus interest credited daily at the Fixed Interest Rate.

Surrenders and Withdrawals

At any time prior to the Annuity Commencement Date, you may Surrender the contract for its Cash Surrender Value or Withdraw a portion of the Accumulation Value. A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a U.S. federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible.
See page 33 for a general discussion of the U.S. federal income tax treatment of the contract, which discussion is not intended to be tax advice. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the contract, or any transaction involving the contract.

Except under certain qualified Contracts, you may take a Surrender or Withdrawal of the Contract at any time before the earlier of:

  The date on which Annuity Payments begin; and
  The death of the Owner (or, if the Owner is not a natural person, the death of the Annuitant).

A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59½ may be subject to a U.S. federal income tax penalty equal to 10% of the amount of such Surrender treated as income, for which you would be responsible. See page 33 for a general discussion of the U.S. federal income tax treatment of the Contract, which discussion is not intended to be tax advice. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the
Contract, or any transaction involving the Contract.

Cash Surrender Value
You may take the Cash Surrender Value from the contract. We do not guarantee a minimum Cash Surrender Value. The Cash
Surrender Value will fluctuate daily based on the results of the Sub-account(s) and Segments to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value equals the greater of (1) Contract’s
Accumulation Value minus any non-daily charges that have been incurred but not deducted and (2) the sum of the value of each
Indexed Segment, each Sub-Account and the Fixed Strategy Minimum Guaranteed Value (as calculated below) minus any non-daily charges that have been incurred but not deducted. The Cash Surrender Value may be more or less than the Premium payment you made.

The Interim Segment Minimum Guaranteed Value equals:
87.5% of the portion of the value transferred to the Interim Segment, less Premium Taxes, if applicable
Adjusted for Any Re-elections, transfers, or Surrender or Withdrawals
Plus interest credited daily at the applicable Minimum Guaranteed Surrender Value Interest Rate.

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The initial Minimum Guaranteed Surrender Value Interest Rate is set on the Contract Date and will not change for the first eight
Contract Years. On the eighth Contract Anniversary and on each Contract Anniversary thereafter, the Minimum Guaranteed Surrender
Value Interest Rate will be set equal to the average of the five-year Constant Maturity Treasury Rate for each day that it is reported by the Federal Reserve during the month of October in the calendar year preceding the calendar year of the Contract Anniversary, less
1.25%. The Minimum Guaranteed Surrender Value Interest will be rounded to the nearest 0.05% and will not be greater than 3.0% or less than 1.0%.

To Surrender the contract, you must provide Notice to Us. If we receive your Notice to Us before the close of business on any
Business Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We may require that the contract be returned to us before we pay you the Cash Surrender Value. If you have lost the contract, we may require that you complete and return to Customer
Service a lost contract form.

We will pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash
Surrender Value in a single lump sum payment. Upon payment of the Cash Surrender Value, the contract will terminate and cease to have any further value.

Withdrawals
You may withdraw a portion of the Accumulation Value from the Contract (which we refer to as a Withdrawal). You may specify the order of processing the withdrawals, including whether you wish to take your withdrawal from a particular Premium and/or from the
Interim Segment or particular Indexed Segments. Unless you specify otherwise, Withdrawals will be taken from oldest Premiums first on a first in first out basis (FIFO) regardless off the current allocation of that Premium.

With respect to a particular Premium that is invested in more than one Segment and or Sub-Account, unless you specify otherwise, withdrawals will be taken first from the portion of the Accumulation Value allocated to the Sub-Account, Interim Segment, and then pro-rata from the Indexed Segments. Withdrawals from Indexed Segments will reflect a positive or negative Index Credit.

To make a Withdrawal, you must provide Notice to Us of such Withdrawal. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value at the close of business on such Business
Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. A Withdrawal may be subject to a Surrender Charge.

We currently offer both regular Withdrawals and Systematic Withdrawals.

Regular Withdrawals
After your Right to Examine and Return the Contract has expired (see page 30), you may take one or more regular Withdrawals. Each such regular Withdrawal must be a minimum of the lesser of:

  $500;
  An amount equal to 10% of the Accumulation Value (after the first Contract Year) minus any Withdrawals already taken during the Contract Year (as determined on the date of such Withdrawals(s)), which we refer to as the Free Amount
   Percentage (see page 10); and
  The minimum distribution amount (RMD) required by the Code.

You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will be deemed a Surrender and the Cash Surrender Value will be paid if, after giving effect to the requested Withdrawal, the Cash Surrender Value remaining would be less than $2,500.

Systematic Withdrawals
You may choose to receive automatic Systematic Withdrawal payments from the Accumulation Value, provided you are not making
IRA Withdrawals (see “Surrenders from Individual Retirement Annuities” below). You may take Systematic Withdrawals monthly, quarterly or annually. Systematic Withdrawals will incur Surrender Charges, unless you limit the amount of your Systematic
Withdrawals to the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. There is no additional charge for electing the Systematic Withdrawal option. Only one Systematic Withdrawal option may be elected at a time.
You may begin a Systematic Withdrawal in a Contract Year in which a regular Withdrawal has been, or will be, made.

If you are eligible for Systematic Withdrawals, you must provide Notice to Us of the date on which you would like such Systematic
Withdrawals to start. This date must be at no earlier than 30 days after the Contract Date and no later than the 28th day of any calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your Systematic
Withdrawals will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and

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the Systematic Withdrawals will be made at the frequency you have selected. If the day on which a Systematic Withdrawal is scheduled is not a Business Day, the payment will be made on the next Business Day.

You may express the amount of your Systematic Withdrawal as either:

  A fixed dollar amount; or
  An amount that is a percentage of the Accumulation Value.

The amount of each Systematic Withdrawal must be a minimum of $100. If your Systematic Withdrawal is a fixed dollar amount of less than $100 on any Systematic Withdrawal date, we will automatically and immediately terminate your Systematic Withdrawal election. Fixed dollar Systematic Withdrawals that are intended to satisfy the requirements of Section 72(q) or 72(t) of the Code may exceed the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. However, such
Withdrawals will incur Surrender Charges on any amount in excess of such applicable maximum amount.

Systematic Withdrawals of an amount based on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Surrender on the date of each Systematic
Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your Systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will automatically increase the amount to $100, provided it does not exceed the applicable maximum percentage of Accumulation Value and you have elected not to incur Surrender Charges. Otherwise, we will only pay the portion that would not incur Surrender Charges and then automatically and immediately terminate your Systematic Withdrawal election.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your Systematic Withdrawal once each Contract
Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the Systematic
Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled Systematic Withdrawal.
For Systematic Withdrawals based on a fixed dollar amount, we will not adjust the Systematic Withdrawal payments to account for any Additional Premium received from you. For Systematic Withdrawals based on a percentage of your Accumulation Value, however, we will automatically incorporate into the Systematic Withdrawal calculation any Additional Premiums received from you.

Surrender Charges on Systematic Withdrawals
Systematic Withdrawals will incur Surrender Charges, unless you elect to limit the amount of your Systematic Withdrawals to the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. In the event that a Systematic
Withdrawal incurs a Surrender Charge, we will apply the Surrender Charge to the Accumulation Value.

Withdrawals from Individual Retirement Annuities
If you have an IRA Contract (other than a Roth IRA Contract) and will be at least age 70½ during the current calendar year, you may, pursuant to your IRA Contract, elect to have distributions made to you to satisfy requirements imposed by U.S. federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send Notice to You before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of any calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount that you are required to Surrender from your IRA Contract each year based on the information you give us and the various options under the IRA Contract that you have chosen. This amount will be a minimum of $100 per IRA Withdrawal. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be surrendered from your IRA Contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA Contract and promptly send you an amount equal to the Cash Surrender Value.

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You may not elect to make IRA Withdrawals if you have already elected to make Systematic Withdrawals. Additionally, since only one Systematic Withdrawal option may be elected at a time, if you have elected to make such Systematic Withdrawals, the distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by U.S. federal income tax law;
otherwise, we may alter such distributions to comply with U.S. federal income tax law. You are permitted to change the frequency of your IRA Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to
Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawal and successive IRA
Withdrawals are not enforced.

Sub-account Transfers
Because there is only one Sub-account currently available, Sub-account transfers are not available. If in the future more than one Sub-
account is available, you may transfer your Accumulation Value among the available Sub-accounts, and we reserve the right to assess an Excess Transfer Charge for more than 12 transfers in a Contract Year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.

Death Benefit

Death Benefit prior to the Maturity Date
The Contract provides for a Death Benefit equal to the Accumulation Value (which we refer to as the Proceeds). The Proceeds are calculated as of the date of:

  Our receipt of satisfactory proof of death; and
  Our receipt of all required claim forms.

Proof of death is the documentation we deem necessary to establish death, including, but not limited to:

  A certified copy of a death certificate;
  A certified copy of a statement of death from an attending physician;
  A finding of a court of competent jurisdiction as to the cause of death; or
  Any other proof that we deem in our sole discretion to be satisfactory to us.

Until we receive satisfactory proof of death and all required claim forms, or a spousal beneficiary’s election to continue the Contract, the Contract’s Accumulation Value will remain allocated to the Indexed Segment, Sub-Account or Interim Segment to which the corresponding Accumulation Value was invested on the date of death and any allocations or reallocations will continue to as if the death had not occurred.

Once we have received satisfactory proof of death and all required documentation necessary to process a claim, we will generally pay the Proceeds within 7 days of such date. We will pay the Proceeds under a non-qualified Contract according to Section 72(s) of the
Code. Only one Death Benefit is payable under the Contract. The Proceeds will be paid to the named Beneficiary, unless the Contract has joint Owners (or if the Owner is not a natural person, two Annuitants), in which case any surviving Owner (or Annuitant, as applicable) will take the place of, and be deemed to be, the Beneficiary entitled to collect the Proceeds. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 13.

Spousal Beneficiary Contract Continuation
Any surviving spouse of a deceased Owner who is the sole primary Beneficiary (or, as the surviving Joint Owner, is designated as the
Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner’s death.
Such election would be in lieu of payment of the Proceeds. The surviving spouse’s right to continue the Contract is limited by our use of the term “spouse,” as it is defined under U.S. Federal law. Also, the surviving spouse may not continue the Contract if he or she is age 95 or older on the date of the Owner’s death. If the surviving spouse elects to continue the Contract, the following will apply:

  The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);
  The age of the surviving spouse will be used as the Owner’s age under the continued Contract;
  All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;
  Any Surrender Charges on subsequent Withdrawals or a Surrender will be waived;
  Additional Premiums will not be accepted;
  All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as the Owner of the continued Contract; and

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  Upon the death of the surviving spouse as the Owner of the Contract, the Proceeds will be distributed to the Beneficiary or
  Beneficiaries described below, and the Contract will terminate.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary Subject to any payment restriction imposed by the Owner, the Beneficiary may decide to receive the Proceeds:

  In one lump sum payment or installment payments; or
  By applying the Proceeds to an Annuity Plan.

No Additional Premiums may be made following the date of the Owner’s death. The Beneficiary may receive the Proceeds in one lump sum payment or installment payments, provided the Proceeds are distributed to the Beneficiary within 5 years of the Owner’s death. During any deferral period after we receive proof of death and all required claim forms, the Beneficiary may allocate the Death
Benefit between the available Indexed Segments and Sub-accounts pursuant to the allocation requirements. The Beneficiary has until 1 year after the Owner’s death to decide to apply the Proceeds to an Annuity Plan. If the Proceeds are applied to an Annuity Plan, the
Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

  Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
  Begin no later than 1 year after the date of the Owner’s death.

If we do not receive a request to apply the Proceeds to an Annuity Plan, we will make a single lump-sum payment to the Beneficiary.
Unless you elect otherwise, the payment will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the Beneficiary through a draftbook feature. The Beneficiary may access
Proceeds at any time without penalty. For information on required distributions under U.S. federal income tax laws, see “Required
Distributions upon Owner’s Death” below. At the time of death benefit election, the Beneficiary may elect to receive the Proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service.

The Beneficiary may elect to receive the Proceeds in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary’s remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner’s date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as Systematic Withdrawals. See page 24. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus.
You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transactions involving the Contract.

Death Benefit Once Annuity Payments Have Begun
There is no Death Benefit once the Owner decides to begin receiving Annuity Payments (see below). In the event the Owner dies (or, in the event that the Owner is not a natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Payments and Annuity Plans

Annuity Payments
Subject to State variations noted below, the Contract provides for Annuity Payments, so long as the Annuitant is then living, in one of the two following ways:

  You can apply the Cash Surrender Value to an Annuity Plan on any date following the first Contract Anniversary; or
  We will automatically apply the Accumulation Value to an Annuity Plan on the Contract Anniversary following the oldest
  Annuitant’s 95th birthday which we refer to as the Maturity Date.

Important Note: We will not waive any applicable Surrender Chargers when you annuitize your Contract.

Subject to the State variations noted below, the Annuity Payments cannot begin later than the Contract Anniversary on or following the oldest Annuitant’s 95th birthday, unless:

  We agree to a later date; or
  The Internal Revenue Service publishes a final regulation or a revenue ruling concluding that an annuity contract with a
  Maturity Date that is later than the Contract Anniversary following the oldest Annuitant’s 95th birthday will be treated as an annuity for U.S. federal tax purposes.

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Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments after we issue the
Contract. If the Accumulation Value is less than $2,500 on the Maturity Date, we will pay such amount in a single lump-sum payment. Each Annuity Payment must be at least $20. We will make the Annuity Payments in monthly installments (although you can direct us to make the Annuity Payments annually instead). We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payment equal to at least $20. We may also change the $2,500 and $20 minimums based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since January 1, [ ]. There is no Death
Benefit once you begin to receive Annuity Payments under an Annuity Plan.

Calculation of Annuity Payments
If you elect to annuitize your Contract prior to the Maturity Date we will determine the Annuity Payments by multiplying the Cash
Surrender Value by the applicable payment factor and dividing that amount by 1,000. If you have not previously elected to annuitize your contract, on the Maturity Date, we will determine the amount of Annuity Payments by multiplying the Proceeds by the applicable payment factor and dividing that amount by 1,000.

The applicable payment factor depends on:

  The Annuity Plan;
  The frequency of Annuity Payments;
  The age of the Annuitant (and sex, where appropriate under applicable law); and
  A net investment return of 1.0% is assumed (we may pay a higher return at our discretion).

Annuity Plans
You may elect one of the Annuity Plans described below, which provide for Annuity Payments of a fixed dollar amount only, using the Annuity 2000 Mortality Tables. In addition, you may elect any other Annuity Plan we may be offering at the time Annuity
Payments begin. The Annuity Plan may be changed at any time before the Maturity Date, upon 30 days prior Notice to Us. If you do not elect an Annuity Plan, Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as the Annuitant is living, based on the oldest Annuitant’s life, unless otherwise limited by applicable law.

Your election of an Annuity Plan is subject to the following additional terms and conditions:

  Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise;
  You must obtain our consent if the payee is not a natural person; and
  Any change in the payee will take effect as of the date we receive Notice to Us.

Payments for a Period Certain
Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.

Payments for Life with a Period Certain
Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.

Life Only Payments Annuity Payments are made for as long as the Annuitant is living.

Death of the Annuitant who is not an Owner
In the event the Annuitant dies on or after the Maturity Date, but before all Annuity Payments have been made pursuant to the Annuity
Plan elected, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently as before the Annuitant’s death until the end of any guaranteed period certain. We may require satisfactory proof of death in regard to the Annuitant before continuing the Annuity Payments.

Other Important Information

Annual Report to Owners
We will confirm purchase, transfer and Withdrawal or Surrender transactions usually within 5 Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and the Cash
Surrender Value. This report will also show the amounts deducted from, or added to, the Accumulation Value since the last report.
This report will include any other information that is required by law or regulation.

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In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you.
We will send this report to you at your last known address within 60 days after the report date. Upon your request, we will provide additional reports, but we reserve the right in the Contract to assess a reasonable charge for each such additional report.

Suspension of Payments
We reserve the right to suspend or postpone the date of any payment or determination of any value (including the Accumulation
Value) under the Contract, beyond the 7 permitted days, on any Business Day that:

  The New York Stock Exchange is closed;
  Trading on the New York Stock Exchange is restricted;
  An emergency exists as determined by the SEC; or
  The SEC so permits for the protection of security holders.

We have the right to delay payment for up to 6 months, contingent upon written approval by the insurance supervisory official in the jurisdiction in which the Contract is issued.

Misstatement Made by Owner in Connection with Purchase of the Contract
We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death
Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at the rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5%
annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Cash Surrender Value in the event of any fraudulent material misrepresentation made by the Owner in connection with the purchase of the Contract.

Insurable Interest
We require the Owner of the Contract to have an insurable interest in the Annuitant. Insurable interest means the Owner has a lawful and substantial economic interest in the continued life of the Annuitant. An insurable interest does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of the Annuitant’s death. A natural person is presumed to have an insurable interest in his or her own life. A natural person is also generally considered to have an insurable interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an insurable interest is generally considered to exist:

  Relationships between parent and child, brother and sister, and grandparent and grandchild; and
  Certain business relationships and financial dependency situations (e.g., uncle has insurable interest in nephew who runs the uncle’s business and makes money for the uncle).

The above list is not comprehensive, but instead contains some common examples to help illustrate what it means for the Owner to have an insurable interest in the Annuitant. You should consult your agent/registered representative for advice on whether the Owner of the Contract would have an insurable interest in the Annuitant to be designated.

An insurable interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner, have an insurable interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an insurable interest in the Annuitant. We also require that any new Owner after issuance of the
Contract to have an insurable interest in the Annuitant. We will seek to void the Contract if we discover it was applied for and issued
(or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state insurable interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an insurable interest.

Assignment
You may assign a non-qualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. But you should understand that your rights, and those of any Beneficiary, are subject to the terms of the assignment.
To make, modify or release an assignment, you must provide Notice to Us. Your instructions will take effect as of the date we receive
Notice to Us. We require written consent of any Irrevocable Beneficiary before your instructions will take effect. An assignment likely has U.S. federal income tax consequences. You should consult a tax adviser for tax advice. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

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Contract Changes — Applicable Tax Law
We have the right to make changes to the Contract so that it continues to qualify as an annuity under applicable U.S. federal income tax law. If we deem it necessary to make such changes for tax reasons, we will give you advance notice of how and when your
Contract will likely change.

Right to Examine and Return The Contract
For a prescribed period, you may return the Contract for any reason or no reason at all, which we refer to as the Right to Examine
Period. Subject to the state requirements specified in the table below, you may return the Contract within [--] days of your receipt of
it. Unless as otherwise noted below, if so returned, we will promptly pay you any portion of the Accumulation Value plus any charges deducted as of the date the returned Contract is received by us. If you decide to return the Contract, you must deliver it:

  To us at Customer Service (the address is specified on the front cover); or
  To your agent/registered representative.

[STATE SPECIFIC FREE LOOK PROVISIONS TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]

Non-Waiver
We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the
Contract.

Special Arrangements
We may reduce or waive any Contract charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract
Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial
Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services
LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products (“selling firms”). Selling firms are also registered with the SEC and are FINRA member firms.

ING Financial Partners, Inc.is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the contract owners or
Separate Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to [__]% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to [___]% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on the firm’s practices. Commissions and annual compensation, when combined, could exceed [___]% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms’ aggregate or anticipated sales of the Contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

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In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

Marketing/distribution allowances, which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;

  Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
  Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
  Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the Contract;
  Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and
  Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging)
  to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2013, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked from greatest compensation to least compensation:

1.	Wells Fargo Advisors, LLC	14.	Woodbury Financial Services Inc.
2.	LPL Financial Corporation	15.	Cambridge Investment Research Inc.
3.	Morgan Stanley Smith Barney LLC	16.	SII Investments Inc.
4.	ING Financial Partners Inc.	17.	Stifel Nicolaus and Company Incorporated
5.	Merrill Lynch, Pierce, Fenner & Smith Incorporated	18.	NFP Securities, Inc.
6.	Cetera Advisors LLC	19.	Centaurus Financial Inc.
7.	Raymond James and Associates Inc.	20.	Royal Alliance Associates Inc.
8.	UBS Financial Services	21.	RBC Capital Markets Corporation
9.	National Planning Corporation	22.	Edward D. Jones & Co., L.P. dba Edward Jones
10.	Securities America, Inc.	23.	Lincoln Financial Advisors Corporation
11.	Ameriprise Financial Services, Inc.	24.	J.P. Morgan Securities LLC
12.	First Allied Securities Inc.	25.	MML Investors Services Inc.
13.	Commonwealth Equity Services, Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of
Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or “focus firms.”

This is a general discussion of the types and levels of compensation paid by us for sale of our registered annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the Contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the Contract.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions.
We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

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Legal Proceedings
We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company’s ability to meet its obligations under the contract, Directed Services LLC ability to distribute the contract or upon the separate account.

Litigation. Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services
LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company’s policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Legal Matters
The Company’s organization and authority, and the Contract’s legality and validity, have been passed on by the Company’s legal department.

Experts
[TO BE UPDATED BY PRE-EFFECTIVE AMMENDMENT]

Further Information
This prospectus does not reflect all of the information contained in the registration statement, of which this prospectus is part.
Portions of the registration statement have been omitted from this prospectus as allowed by the SEC. You may obtain the omitted information from the offices of the SEC, as described below. We are required by the Securities Exchange Act of 1934 (the “Exchange
Act”), as amended, to file periodic reports and other information with the SEC. You may inspect or copy information concerning the
Company at the Public Reference Room of the SEC at:

Securities and Exchange Commission
100 F Street NE, Room 1580
Washington, DC 20549

You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. You may obtain information on the operation of the Public Reference Room by calling the SEC at either 1-800-SEC-0330 or 1-202-942-8090.

Our filings are available to the public on the SEC’s website at www.sec.gov. We also make our filings available on our website at
http://ing.us/about-ing/company-overview/financial-reports. (These uniform resource locators (URLs) are inactive textual references only and are not intended to incorporate the SEC website or our website into this prospectus.) When looking for more information about the Contract, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933.
This number is [__________]. [TO BE UPDATED BY PRE-EFFECTIVE AMMENDMENT]

Incorporation of Certain Documents by Reference
The SEC allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference the [___________]. We were not required to file any other reports pursuant to Sections 13(a) or 15(d) of the Exchange Act since [___________]. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. [TO BE UPDATED BY PRE-EFFECTIVE AMMENDMENT]

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You may request a free copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them). Please direct your request to:

ING
Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

Inquiries
You may contact us directly by writing or calling us at the address or phone number shown above.

United States Federal Income Tax Considerations
Introduction
The Contract is designed to be treated as an annuity for U.S. federal income tax purposes. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

Your tax position (or the tax position of the designated Beneficiary, as applicable) may influence the U.S. federal taxation of amounts held, or paid out, under the Contract;
Tax laws change. It is possible that a change in the future could retroactively affect contracts issued in the past, including your Contract;
This section addresses some, but not all, applicable U.S. federal income tax rules and does not discuss U.S. federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions; and
We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract.

The information provided herein is not tax advice. For advice about the effect of U.S. federal income tax laws affecting the Contract, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract, you should consult a tax adviser.

Types of Contracts: Non-Qualified and Qualified
Non-qualified annuity contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. They are purchased with after-tax money to save money for retirement in exchange for the right to receive annuity payments for either a specified period of time or over the lifetime of an individual. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to Individual Retirement Annuities
(“IRA”) or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section
408 or 408A of the Code, respectively.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of premiums paid into a non-qualified annuity contract.

Taxation of Gains Prior to Distribution or Annuity Starting Date
Section 72 of the Code governs the general U.S. federal income taxation of annuity contracts. If the owner of a non-qualified annuity contract is a natural person (e.g., an individual), generally such owner will not be taxed on increases in the value of his or her non-qualified contract until a distribution occurs or until annuity payments begin. An agreement to assign or pledge any portion of the contract’s value generally will be treated as a distribution. To be eligible to defer U.S. federal income taxation on the increases in the value of the contract, each of the following requirements must be satisfied.

1.	Required Distributions. To be treated as an annuity contract for U.S. federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how the owner’s interest will be distributed in the event of the owner’s death. As a result, your Contract contains certain provisions that are intended to comply with these
Code requirements.

Different distribution requirements apply if the contract owner’s death occurs after he or she begins receiving annuity payments under the contract or before he or she begins receiving such distributions.
If the contract owner’s death occurs after he or she begins receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of such contract owner’s death.

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If the contract owner’s death occurs before he or she begins receiving annuity payments, such contract owner’s entire balance must be distributed within five years after the date of his or her death. For example, if the contract owner dies on September 1, 2012, his or her entire balance must be distributed by August 31, 2017. However, if distributions begin within one year of such contract owner’s death, then payments may be made over either of the following two timeframes:

Over the life of the designated beneficiary; or
Over a period not extending beyond the life expectancy of the designated beneficiary.

Under the terms of the Contract, if the designated Beneficiary is your spouse, your Contract may be continued after your death with the surviving spouse as the new Contract Owner.

There are currently no regulations interpreting these Code requirements; however, if such requirements are clarified by regulation or otherwise, we will review the distribution provisions in your Contract and, if necessary, modify them to assure that such provisions comply with the applicable requirements.

2.	Owners of Non-Qualified Contracts That Are Not Natural Persons. If the owner of a non-qualified annuity contract is not a natural person, such contract generally is not treated as an annuity for U.S. federal income tax purposes and any income on such contract during the applicable taxable year is taxable as ordinary income. The income on the contract during the applicable taxable year is equal to any increase in the contract’s value over the “investment in the contract”
(generally, the premiums or other consideration paid for such contract less any nontaxable withdrawals) during such taxable year. There are certain exceptions to this rule, and a non-natural person considering an investment in the
Contract should consult with its tax adviser prior to purchasing the Contract. If the Contract Owner is not a natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of a Contract Owner.

When the contract owner is a non-natural person, a change in the Annuitant is treated as the death of such contract owner.

3.	Delayed Annuity Starting Date. If the date on which annuity payments begin under a non-qualified annuity contract occurs, or is scheduled to occur, at a time after the Annuitant has, or will have, reached an advanced age (e.g., after age
85), it is possible that such contract will not be treated as an annuity for U.S. federal income tax purposes. In that event, the income and gains under such contract could be currently includible in the contract owner’s taxable income.

Taxation of Distributions

General. When a withdrawal from a non-qualified annuity contract occurs, the amount received will be treated as ordinary income, subject to U.S. federal income tax, up to an amount equal to the excess, if any, of the contract’s value immediately prior to the distribution (without regard to the amount of any Surrender Charge) over the contract owner’s investment in the contract at such time.
Investment in the contract generally is equal to the amount of all premiums paid into the contract, plus amounts previously included in taxable income as a result of certain loans, assignments, pledges and gifts, less the aggregate amount of non-taxable distributions previously made under such contract.

In the case of a Withdrawal or Surrender of a non-qualified annuity contract, the amount received generally will be taxable only to the extent it exceeds the contract owner’s investment in such contract (i.e., the cost basis).

10% Penalty Tax. A distribution from a non-qualified annuity contract may be subject to a U.S. federal tax penalty equal to
10% of the amount treated as income. In general, however, there is no penalty on distributions from non-qualified contracts if such distributions are:

Made on or after the taxpayer reaches age 59½;
Made on or after the death of the contract owner (or the Annuitant, if the contract owner is a non-natural person);
Attributable to the taxpayer’s becoming “disabled,” as defined in the Code;
Made as part of a series of substantially equal periodic payments (which payments are made at least annually) over the life or the life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and his, her or its designated beneficiary; or
Allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an “immediate annuity,” as defined in the Code. Other exceptions may be applicable under certain circumstances, and special rules may be applicable in connection with the exceptions listed above. You

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should consult a tax adviser with regard to whether any distributions from your Contract meet the exceptions from the 10% penalty tax as provided in the Code.

Tax-Free Exchanges. Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the “investment in the contract” in the old contract will carry over to the new contract. You should consult with your tax adviser regarding procedures for making a Section 1035 exchange.

If your Contract is acquired through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to
August 14, 1982, then any distributions from your Contract, other than Annuity Payments, will be treated, for U.S. federal income tax purposes, as coming:

First, from any remaining “investment in the contract” made prior to August 14, 1982 and exchanged into your
Contract;
Second, from any “income on the contract” attributable to the investment made prior to August 14, 1982;
Third, from any remaining “income on the contract”; and
Fourth, from any remaining “investment in the contract.”

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another annuity contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either an original contract or a new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the tax-free treatment of the partial exchange. If this occurs, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract. Furthermore, if the partial exchange occurred prior to the contract owner reaching age 59½, the contract owner may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance companies administer, recognize or report, for U.S. federal income tax purposes, Section 1035 exchanges and partial exchanges and what the ultimate tax treatment may be by the IRS. You should consult with your tax adviser with respect to any proposed Section 1035 exchange or partial exchange prior to proceeding with any such transaction with respect to your
Contract.

Taxation of Annuity Payments. Although the U.S. federal income tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment generally is not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment generally is determined in a manner that is designed to allow the contract owner to recover his, her or its investment in the annuity contract ratably on a tax-free basis over the expected stream of annuity payments when annuity payments begin. Once the investment in such contract has been fully recovered, the full amount of each subsequent annuity payment will be subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010.
The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefit. Amounts may be distributed from an annuity contract, such as the Contract, because of the contract owner’s death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as annuity payments. As discussed above, the Code contains special rules that specify how the contract owner’s interest in a non-qualified contract will be distributed and taxed in the event of the contract owner’s death.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified annuity contract, the selection of certain annuity dates or the designation of an Annuitant or payee other than a contract owner may result in certain tax consequences that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. You should consult your tax adviser regarding the potential tax effects of any transfer, pledge, assignment, or designation or exchange of your Contract or any portion of your contract value.

Immediate Annuities. Under Section 72 of the Code, an “immediate annuity” means an annuity (i) that is purchased with a single premium, (ii) with annuity payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made at least annually. Your Contract is not designed as an immediate annuity. If your
Contract were treated as an immediate annuity, it could affect the U.S. federal income tax treatment of your Contract with respect to
(a) the application of certain exceptions from the 10% early withdrawal penalty, (b) ownership, if the Owner is not a natural person, and (c) certain exchanges.

35

Multiple Contracts. U.S. federal income tax laws require that all non-qualified annuity contracts that are issued by a company or its affiliates to the same owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your
Contract unless the intended recipient of such distribution notifies us at or before the time of the distribution that the recipient elects not to have any amounts withheld. Withholding is mandatory, however, if the intended recipient of such distribution fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments.
Regardless of whether you elect to have U.S. federal income tax withheld, you are still liable for payment of U.S. federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to their residents.
Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service. Contact information appears on the front cover of this prospectus.

If you or your designated Beneficiary is a non-resident alien, withholding is governed by Section 1441 of the Code based your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation or information prior to processing any requested transaction.

Taxation of Qualified Contracts

General
The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively. The ultimate effect of U.S. federal income taxes on the amounts held under a qualified contract, or on annuity payments from a qualified contract, depends on the type of qualified contract as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified retirement plan in order to continue receiving favorable tax treatment.

Under U.S. federal income tax laws, earnings on amounts held in qualified annuity contracts used as an IRA or Roth IRA generally are not taxed until they are withdrawn. It is not necessary, however, to purchase a qualified contract to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Code, respectively. A qualified contract, therefore, does not provide any tax benefits beyond the deferral already available to an IRA or Roth IRA under the Code. Qualified contracts do provide other features and benefits (such as guaranteed living benefits and/or Death Benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss the alternatives available to you with your financial adviser, taking into account the additional fees and expenses you may incur in purchasing a qualified contract, such as the Contract.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv)
certain other specified circumstances. Some qualified contracts may be subject to additional distribution or other requirements that are not incorporated into your Contract. No attempt is made to provide more than general information about the use of the Contract as a qualified contract. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the retirement plans or programs themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict any language of the Contract, unless we consent to be so bound.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should consult your legal and tax advisers regarding the suitability of the Contract for your particular situation.

Tax Deferral
The following discussion assumes that a qualified contract is purchased with premium payments that are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.

36

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. IRAs are subject to limits on (i) the amounts that can be contributed,
(ii) the deductible amount of the contribution and (iii) the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA. Employers may establish Simplified Employee
Pension (“SEP”) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a one-year period. You should be aware that sales of the Contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as an IRA.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a
Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from another Roth
IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which such conversion was made.

Sales of the Contract for use with a Roth IRA may be subject to special requirements imposed by the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as a Roth IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as a Roth IRA.

Contributions
In order to be excludable from gross income for U.S. federal income tax purposes, total annual contributions to certain qualified contracts are limited by the Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from your Contract including withdrawals, Annuity Payments, rollovers, exchanges and payment of the Death Benefit proceeds. We report the taxable portion of all distributions to the IRS.

Individual Retirement Annuities. All distributions from an IRA are taxed when received unless either one of the following is true:

The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the
Code; or
The IRA owner made after-tax contributions to the IRA (e.g., Roth). In this latter case, the distribution will be taxed according to the rules detailed in the Code.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

The IRA owner has attained age 59½;
The IRA owner has become “disabled,“ as defined in the Code;
The IRA owner has died and the distribution is to the beneficiary of such IRA;
The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Code;
The distribution is made due to an IRS levy upon the IRA owner’s plan; or
The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase, or for higher education expenses.

37

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution that is both:

Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to the
Roth IRA’s owner; and
(a) Made after the Roth IRA owner (i) attains age 59½, (ii) dies, or (iii) becomes “disabled,” as defined in the Code, or (b) Is for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions that is not taxable and then as taxable accumulated earnings.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have been met. In general, the exceptions from imposition of the 10% penalty on distributions from an IRA listed above also apply to a distribution from a Roth IRA. The 10% penalty tax is also waived on a distribution made from a Roth
IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase, or for higher education expenses.

            Lifetime Required Minimum Distributions (IRAs only). To avoid certain tax penalties, you and any designated
Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

The start date for distributions;
The time period in which all amounts in your account(s) must be distributed; and
Distribution amounts.

          Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from your Contract over a period not extending beyond one of the following time periods:

Over your life or the joint lives of you and your designated Beneficiary; or
Over a period not greater than your life expectancy or the joint life expectancies of you and your designated
Beneficiary.

          Distribution Amounts. The amount of each required distribution must be calculated in accordance with Section 401(a)
(9) of the Code. The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

           50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

           Required Distributions upon Death (IRAs and Roth IRAs Only). Different distribution requirements apply to qualified contracts after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Section 401(a)(9) of the Code provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under your Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September
1, 2012, your entire balance must be distributed to the designated Beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:

Over the life of the designated Beneficiary; or
Over a period not extending beyond the life expectancy of the designated Beneficiary.

38

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

December 31 of the calendar year following the calendar year of your death; or
December 31 of the calendar year in which you would have attained age 70½.

                    No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of your death.

                     Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner’s surviving spouse, the spousal Beneficiary may elect to treat the
Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

                     Withholding
Any taxable distributions under the Contract are generally subject to withholding. U.S. federal income tax liability rates vary according to the type of distribution and the recipient’s tax position.

                    IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

                    Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by
Section 1441 of the Code based on your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

Assignment and Other Transfers

                    IRAs and Roth IRAs. The Code does not allow a transfer or assignment of your rights under the IRA Contracts or Roth
IRA Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in such a
Contract to persons other than your spouse incident to a divorce. You should consult your tax adviser regarding the potential tax effects of such a transaction if you are contemplating such an assignment or transfer.

Possible Changes in Taxation
Although the likelihood of changes in tax legislation, regulation rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax adviser with respect to legislative and regulatory developments and their potential effect on the Contract.

Same-Sex Marriages
Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act (“DOMA”), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of
DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a qualified tax adviser regarding your spouse’s rights and benefits under the contract described in this prospectus and your particular tax situation.

Taxation of Company
We are taxed as a life insurance company under the Code.

39

Statement of Additional Information

Table of Contents Item

  General Information and History
  Separate Account B of ING USA Annuity and Life Insurance Company
  Offering and Purchase of Contracts
  Accumulation Unit Value
  Sales Material and Advertising
  Experts
  Financial Statements of ING USA Annuity and Life Insurance Company
  Financial Statements of the Separate Account B of ING USA Annuity and Life Insurance Company

Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the contract offered under this prospectus. Send the completed form to Customer Service at P.O. Box 10450, Des Moines, IA,
50306-0450.

______________________________________________________________________________________________________________

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, [ING POTENTIALPLUS ANNUITY] (333-______). Please Print or Type:

_________________________________________________ Name _________________________________________________ Street Address _________________________________________________ City, State, Zip

40

PART B

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE
AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE
SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SEPARATE ACCOUNT B
of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

[ING PotentialPlus Annuity]

Statement of Additional Information

Dated
____________, 2014

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Separate Account B (the “Separate Account”) dated [______], 2014.

A free prospectus is available upon request from the local ING USA Annuity and Life Insurance
Company office or by writing to or calling:

ING USA Annuity and Life Insurance Company
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

		Page

·	General Information and History	2
·	Separate Account B of ING USA Annuity and Life Insurance Company	2
·	Offering and Purchase of Contracts	2
·	Accumulation Unit Value	3
·	Sales Material and Advertising	3
·	Experts [To Be Filed By Pre-Effective Amendment]	4
·	Financial Statements of the Separate Account (Separate Account B) of ING USA Annuity	S-1
	and Life Insurance Company [To Be Filed By Pre-Effective Amendment]
·	Financial Statements of ING USA Life Insurance and Annuity Company [To Be Filed By	C-1
	Pre-Effective Amendment]

                                         GENERAL INFORMATION AND HISTORY

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on
January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (“Lion
Connecticut”), which in turn is a wholly owned subsidiary of Voya Financial, Inc. (“VoyaTM”), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of
Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the
Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life
Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors
Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments,
LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya
Variable Product Portfolios, respectively.

Voya is an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING’s U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING’s ownership of Voya was approximately 43%.
Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

                                                        SEPARATE ACCOUNT B
                          Of ING USA ANNUITY AND LIFE INSURANCE COMPANY

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and
Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts.
We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

                                OFFERING AND PURCHASE OF CONTRACTS

The Company’s subsidiary, Directed Services LLC serves as the principal underwriter for contracts.
Directed Services LLC, a Delaware limited liability company, is registered as a broker-dealer with the
SEC. Directed Services LLC is also a member of the Financial Industry Regulatory Authority, Inc., or
FINRA. Directed Services LLC’s principal office is located at 1475 Dunwoody Drive, West Chester, PA,
19380-1478. Directed Services LLC offers the securities under the Contracts on a continuous basis. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled “The Annuity Contract” and “Contract Purchase Requirements.”

Compensation paid to the principal underwriter, Directed Services LLC, reflects compensation paid to
Directed Services LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Separate Account B of ING USA Annuity and Life
Insurance Company.

2

ACCUMULATION UNIT VALUE

The calculation of the Accumulation Unit Value (“AUV”) is discussed in the prospectus and below. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the fees and expenses for the Contract and are for illustration purposes only. For AUV’s calculated for this Contract, please see the Condensed Financial
Information in the prospectus.

ILLUSTRATION OF CALCULATION OF AUV
EXAMPLE 1.
1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX) EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase
(3) multiplied by (4)	$1,009.95

                                       SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the sub-accounts to established market indices such as the Standard & Poor’s 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the sub-account being compared.

3

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s Corporation and
Moody’s Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar’s Variable Annuity/Life
Performance Report and Lipper’s Variable Insurance Products Performance Analysis Service (VIPPAS),
which rank variable annuity or life sub-accounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal,
Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

                                                                EXPERTS

[TO BE FILED BY PRE-EFFECITIVE AMENDMENT]

4

PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements: [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

(b) Exhibits:

(1)	Resolution of the board of directors of Depositor authorizing the establishment of the Registrant, incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement
on form N-4 for Golden American Life Insurance Company Separate Account B filed with the
Securities and Exchange Commission on April 30, 1999 (File Nos. 033-23351, 811-05626).

(2)	Not Applicable.

(3) a.	Distribution Agreement between the Depositor and Directed Services, Inc., incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on form N-4 for
Golden American Life Insurance Company Separate Account B filed with the Securities and
Exchange Commission on April 30, 1999 (File Nos. 033-23351, 811-05626).

b.	Form of Dealers Agreement, incorporated herein by reference to Post-Effective Amendment No.
29 to a Registration Statement on form N-4 for Golden American Life Insurance Company
Separate Account B filed with the Securities and Exchange Commission on April 30, 1999 (File
Nos. 033-23351, 811-05626).

c.	Organizational Agreement, incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on form N-4 for Golden American Life Insurance Company Separate
Account B filed with the Securities and Exchange Commission on April 30, 1999 (File Nos. 033-
23351, 811-05626).

d.	Addendum to Organizational Agreement, incorporated herein by reference to Post-Effective
Amendment No. 29 to a Registration Statement on form N-4 for Golden American Life Insurance
Company Separate Account B filed with the Securities and Exchange Commission on April 30,
1999 (File Nos. 033-23351, 811-05626).

e.	Expense Reimbursement Agreement, incorporated herein by reference to Post-Effective
Amendment No. 29 to a Registration Statement on form N-4 for Golden American Life Insurance
Company Separate Account B filed with the Securities and Exchange Commission on April 30,
1999 (File Nos. 033-23351, 811-05626).

f.	Form of Assignment Agreement for Organizational Agreement, incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on form N-4 for Golden
American Life Insurance Company Separate Account B filed with the Securities and Exchange
Commission on April 30, 1999 (File Nos. 033-23351, 811-05626).

g.	Amendment to the Distribution Agreement between ING USA and Directed Services Inc., incorporated herein by reference to Post-Effective Amendment No. 26 to a Registration Statement
on Form N-4 for ING USA Annuity and Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on April 13, 2004 (File Nos. 333-28755, 811-05626).

h	Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed
Services LLC and ING USA Annuity and Life Insurance Company, incorporated herein by reference to Post-Effective Amendment No. 55 to a Registration Statement on Form N-4 for ING
USA Annuity and Life Insurance Company Separate Account B filed with the Securities and
Exchange Commission on April 6, 2011 (File Nos. 333-28679, 811-05626).

	i	Amendment No. 1 to the Intercompany Agreement dated December 1, 2013 (effective December
23, 2013) to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010)
between Directed Services LLC (DSL) and ING USA Annuity and Life Insurance Company,
incorporated herein by reference to Post-Effective Amendment No. 44 to a Registration Statement
on Form N-4 for ING USA Annuity and Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on April 10, 2014 (File Nos. 333-30180, 811-05626).

	j.	Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING
Investment Management LLC and ING USA Annuity and Life Insurance Company, incorporated herein by reference to Post-Effective Amendment No. 55 to a Registration Statement on Form N-4
for ING USA Annuity and Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on April 6, 2011 (File Nos. 333-28679, 811-05626).

	k	Amendment No. 1 to the Intercompany Agreement dated December 1, 2013 (effective December
23, 2013) to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010)
between ING Investment Management LLC (IIM) and ING USA Annuity and Life Insurance
Company, incorporated herein by reference to Post-Effective Amendment No. 44 to a Registration
Statement on Form N-4 for ING USA Annuity and Life Insurance Company Separate Account B
filed with the Securities and Exchange Commission on April 10, 2014 (File Nos. 333-30180, 811-
05626).

(4)	a.	Flexible Premium Deferred Combination Variable and Fixed Annuity Contract [TO BE FILED
BY PRE-EFFECTIVE AMENDMENT.]

	b.	Individual Retirement Annuity Endorsement (IU-RA-3125) [TO BE FILED BY PRE-
EFFECTIVE AMENDMENT.]

	c.	Roth Individual Retirement Annuity Endorsement (IU-RA-3126) [TO BE FILED BY PRE-
EFFECTIVE AMENDMENT.]

	d.	SIMPLE Individual Retirement Annuity Endorsement (IU-RA 3127) [TO BE FILED BY PRE-
EFFECTIVE AMENDMENT.]

	e.	Unisex Endorsement (IU-RA-3136) [TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]

(5)	a.	Flexible Premium Deferred Combination Variable and Fixed Annuity Application [TO BE FILED
BY PRE-EFFECTIVE AMENDMENT.]

(6)	a.	Amendment to Articles of Incorporation Providing for the Change in Purpose and Powers of ING
USA Annuity and Life Insurance Company, dated (03/04/04), incorporated herein by reference to
Post-Effective Amendment No. 1 to a Registration Statement on Form S-1 for ING USA Annuity
and Life Insurance Company filed with the Securities and Exchange Commission on April 9, 2007
(File No. 333-133076).

	b.	Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company, dated
(12/15/04), incorporated herein by reference to Post-Effective Amendment No. 1 to a Registration
Statement on Form S-1 for ING USA Annuity and Life Insurance Company filed with the
Securities and Exchange Commission on April 9, 2007 (File No. 333-133076).

(7)		Not Applicable.

(8)	a.	Service Agreement by and between Golden American Life Insurance Company and Directed
Services, Inc., incorporated herein by reference to Post-Effective Amendment No. 28 to a
Registration Statement on form N-4 for Golden American Life Insurance Company Separate
Account B filed with the Securities and Exchange Commission on May 1, 1998 (File Nos. 033-
23351, 811-05626).

	b.	Asset Management Agreement between Golden American Life Insurance Company and ING
Investment Management LLC, incorporated herein by reference to Post-Effective Amendment No.
29 to a Registration Statement on form N-4 for Golden American Life Insurance Company
Separate Account B filed with the Securities and Exchange Commission on April 30, 1999 (File
Nos. 033-23351, 811-05626).

	c.	Participation Agreement by and between ING Investors Trust, Golden American Life Insurance
Company and Directed Services, Inc., incorporated herein by reference to Post-Effective
Amendment No. 6 to a Registration Statement on Form N-4 for ING USA Annuity and Life
Insurance Company Separate Account B filed with the Securities and Exchange Commission on
April 21, 2005 (File Nos. 333-70600, 811-05626).

	d.	Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between
ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING
USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life
Insurance Company of New York, Security Life of Denver Insurance Company and Systematized
Benefits Administrators Inc., incorporated by reference to Post-Effective Amendment No. 50 to
Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(9)		Opinion and Consent of Counsel, attached.

(10)		Consent of Independent Registered Public Accounting Firm [TO BE FILED BY PRE-
EFFECTIVE AMENDMENT.]

(11)		Not Applicable.

(12)		Not Applicable.

(13)		Powers of Attorney, attached.

ITEM 25: DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name	Principal Business Address	Position(s) with Depositor
Michael S. Smith*	1475 Dunwoody Drive	President and Director
West Chester, PA 19380
Mary (Maliz) E. Beams*	One Orange Way	Director and Executive Vice
	Windsor, CT 06095-4774	President
Ewout L. Steenbergen*	230 Park Avenue	Director and Executive Vice
	New York, NY 10169	President, Finance
Chetlur S. Ragavan*	230 Park Avenue	Director, Executive Vice President
	New York, NY 10169	and Chief Risk Officer
Alain M. Karaoglan*	230 Park Avenue	Director
New York, NY 10169
Rodney O. Martin, Jr.*	230 Park Avenue	Director and Chairman
New York, NY 10169
Steven T. Pierson*	5780 Powers Ferry Road	Senior Vice President and Chief
	Atlanta, GA 30327-4390	Accounting Officer
Christina K. Hack*	1475 Dunwoody Drive	Senior Vice President and Chief
	West Chester, PA 19380	Financial Officer
Michael J. Gioffre	One Orange Way	Senior Vice President, Compliance
Windsor, CT 06095-4774
Megan A. Huddleston	One Orange Way	Senior Vice President and Secretary
Windsor, CT 06095
Patrick D. Lusk	1475 Dunwoody Drive	Senior Vice President and
	West Chester, PA 19380	Appointed Actuary

Name	Principal Business Address	Position(s) with Depositor
David S. Pendergrass	5780 Powers Ferry Road	Senior Vice President and Treasurer
Atlanta, GA 30327-4390
Justin Smith	230 Park Avenue	Senior Vice President and Deputy
	New York, NY 10169	General Counsel
Boyd G. Combs	5780 Powers Ferry Road	Senior Vice President, Tax
Atlanta, GA 30327-4390
Christine L. Hurtsellers	5780 Powers Ferry Road	Senior Vice President
Atlanta, GA 30327-4390
Mark B. Kaye	One Orange Way	Senior Vice President
Windsor, CT 06095-4774
Gilbert E. Mathis	5780 Powers Ferry Road	Senior Vice President
Atlanta, GA 30327-4390
Dave P. Wilken	20 Washington Avenue South	Senior Vice President
Minneapolis, MN 55401
Kristi L. Cooper	909 Locust Street	Vice President and Chief
	Des Moines, IA 50309	Compliance Officer
Regina A. Gordon	One Orange Way	Vice President, Compliance
Windsor, CT 06095-4774
Anne M. Iezzi	One Orange Way	Vice President, Compliance
Windsor, CT 06095-4774

*Principal delegated legal authority to execute this registration statement pursuant to Powers of Attorney.

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR
OR REGISTRANT [TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]

ITEM 27: NUMBER OF CONTRACT OWNERS

As of May 30, 2014 there were 0 qualified contract owners and 0 non-qualified contract owners.

ITEM 28: INDEMNIFICATION

ING USA Annuity and Life Insurance Company shall indemnify (including therein the prepayment of expenses)
any person who is or was a director, officer or employee, or who is or was serving at the request of ING USA
Annuity and Life Insurance Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

ING USA Annuity and Life Insurance Company may also, to the extent permitted by law, indemnify any other person who is or was serving ING USA Annuity and Life Insurance Company in any capacity. The Board of
Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Iowa, Voya Financial, Inc. maintains Professional Liability and fidelity bond insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies include either or both the principal underwriter, the depositor and any/all assets under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices liability and fidelity/crime (a/k/a
“Financial Institutional Bond”).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification
(except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER

(a)In addition to the Registrant, Directed Services LLC serves as principal underwriter for all contracts issued by
ING USA Annuity and Life Insurance Company through its Separate Accounts A, B and EQ and Alger Separate
Account A and ReliaStar Life Insurance Company of New York through its Separate Account NY-B. Also,
Directed Services LLC serves as investment advisor to Voya Investors Trust and Voya Partners, Inc.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services
LLC, the Registrant’s Distributor.

Name	Principal Business Address	Positions and Offices with Underwriter

Chad J. Tope	909 Locust Street	President and Director
Des Moines, IA 50309
Richard E. Gelfand	1475 Dunwoody Drive	Chief Financial Officer
West Chester, PA 19380-1478
Patrick J. Kennedy	One Orange Way	Director
Windsor, CT 06095
Shaun P. Mathews	One Orange Way	Executive Vice President
Windsor, CT 06095
Kimberly A. Anderson	7337 E Doubletree Ranch Road,	Senior Vice President
Scottsdale, AZ 85258
Stanley D. Vyner	230 Park Avenue, 13th Floor	Senior Vice President
New York, NY 10169
Michael J. Roland	7337 E Doubletree Ranch Road,	Senior Vice President
Scottsdale, AZ 85258
Regina A. Gordon	One Orange Way	Chief Compliance Officer
Windsor, CT 06095
Julius A. Drelick, III	7337 E Doubletree Ranch Road	Senior Vice President and Investment
	Scottsdale, AZ 85258	Adviser Chief Compliance Officer
Heather H. Hackett	230 Park Avenue, 13th Floor	Vice President
New York, NY 10169
Jody I. Hrazanek	230 Park Avenue, 13th Floor	Vice President
New York, NY 10169
Todd R. Modic	7337 E Doubletree Ranch Road	Vice President
Scottsdale, AZ 85258
David S. Pendergrass	5780 Powers Ferry Road	Vice President and Treasurer
Atlanta, GA 30327-4390
Jason R. Rausch	230 Park Avenue, 13th Floor	Vice President
New York, NY 10169
Stephen Sedmak	230 Park Avenue, 13th Floor	Vice President
New York, NY 10169
Spencer T. Shell	5780 Powers Ferry Road	Vice President and Assistant Treasurer
Atlanta, GA 30327-4390

Name	Principal Business Address	Positions and Offices with Underwriter

May F. Tong	230 Park Avenue, 13th Floor	Vice President
New York, NY 10169
Paul L. Zemsky	230 Park Avenue, 13th Floor	Vice President
New York, NY 10169
Megan A. Huddleston	One Orange Way	Secretary
Windsor, CT 06095
Huey P. Falgout	7337 E Doubletree Ranch Road	Assistant Secretary
Scottsdale, AZ 85258
C. Nikol Gianopoulous	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401
Angelia M. Lattery	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401
Tina M. Nelson	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401
Melissa A. O’Donnell	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401
Jennifer M. Ogren	20 Washington Avenue South	Assistant Secretary
Minneapolis, MN 55401

(c)
		2013 Net
		Underwriting
	Name of Principal	Discounts and	Compensation	Brokerage
	Underwriter	Commission	on Redemption	Commissions	Compensation
	Directed Services LLC	$218,438,941.02	$0	$0	$0

ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by the
Depositor and located at: 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA
19380 and at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted;

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a
Statement of Additional Information; and

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                                 REPRESENTATIONS

1. The account meets the definition of a “separate account” under federal securities laws.

2. ING USA Annuity and Life Insurance Company hereby represents that the fees and charges deducted under the
Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                                         SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of West Chester, Commonwealth of
Pennsylvania, on the 30th day of May 2014.

SEPARATE ACCOUNT B
(Registrant)
By:	ING USA ANNUITY AND LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Michael S. Smith
Michael S. Smith
President and Director (principal executive officer)

As required by the Securities Act of 1933, and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints, Nicholas Morinigo, J. Neil McMurdie and Julie E. Rockmore, and
each of them individually, such person’s true and lawful attorneys and agents with full power of substitution and re-
substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person’s name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signatures	Titles	Dates

/s/ Michael S. Smith	Director and President	) May 20, 2014
Michael S. Smith	(principal executive officer))
)
/s/ Steven T. Pierson	Senior Vice President and Chief Accounting Officer	) May 23, 2014
Steven T. Pierson		)
)
/s/ Christina Hack	Senior Vice President and Chief Financial Officer	) May 23, 2014
Christina Hack		)
)
/s/ Ewout L. Steenbergen	Director	) May 29, 2014
Ewout L. Steenbergen		)
)
/s/ Mary (Maliz) E. Beams	Director	) May 23, 2014
Mary (Maliz) E. Beams		)
)
/s/ Chetler S. Ragavan	Director	) May 27 2014
Chetler S. Ragavan		)
)
/s/ Alain M. Karaoglan	Director	) May 28, 2014
Alain M. Karaoglan		)
)
/s/ Rodney O. Martin, Jr.	Director	) May 29, 2014
Rodney O. Martin, Jr.		)
)

State of New York County of New York

On the 23rd day of May in the year 2014, before me, the undersigned, personally appeared Mary (Maliz) E. Beams, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Pier Tisdel
/s/ Pier Tisdel	Notary Public, State of New York
Notary Public	No. 01TI6115336
Qualified in New York County
Commission Expires: 9/7/2016

State of New York County of New York

On the 27th day of May in the year 2014, before me, the undersigned, personally appeared Chetlur S. Ragavan, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Pier Tisdel
/s/ Pier Tisdel	Notary Public, State of New York
Notary Public	No. 01TI6115336
Qualified in New York County
Commission Expires: 9/7/2016

State of New York County of New York

On the 28th day of May in the year 2014, before me, the undersigned, personally appeared Alain M. Karaoglan, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Pier Tisdel
/s/ Pier Tisdel	Notary Public, State of New York
Notary Public	No. 01TI6115336
Qualified in New York County
Commission Expires: 9/7/2016

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document. As the “principal,” you give the person whom you choose (your “agent”) authority to spend your money and sell or dispose of your property during your lifetime without telling you. You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest. “Important Information for the Agent” at the end of
this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time. If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind. If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you. You may execute a “Health Care Proxy” to do this.

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.
This law is available at a law library, or online through the New York State Senate or Assembly websites,
www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

Signature of Agents:

Commonwealth of Pennsylvania
/s/ Nicholas Morinigo	County of Chester
Nicholas Morinigo
On this, the 28th day of May, 2014, before me
Maureen O’Hara, the undersigned officer, personally appeared
Commonwealth of Pennsylvania	Nicholas Morinigo, known to me (or satisfactorily proven) to be the
Notarial Seal	person whose name is subscribed as attorney in fact for Mary (Maliz)
Maureen O’Hara, Notary Public	E. Beams, Chetlur S. Ragavan and Alain M. Karaoglan and
West Chester Boro, Chester County	acknowledged that he executed the same as the act of his principal for
My Commission Expires Jan. 12, 2018	the purposes therein contained.

/s/ Maureen O’Hara
Notary Public

State of Connecticut
/s/ J. Neil McMurdie	County of Hartford Town of Windsor
J. Neil McMurdie
The foregoing instrument was executed and acknowledged before me this 28th day of May, 2014, by J. Neil McMurdie, as attorney in fact on
Nicole L. Molleur	behalf of Mary (Maliz) E. Beams, Chetlur S. Ragavan and Alain M.
Notary Public Within and for	Karaoglan.
The State of Connecticut
My commission expires: Nov. 30, 2014
/s/ Nicole L. Molleur
Notary Public

State of Connecticut
/s/ Julie Rockmore	County of Hartford Town of Windsor
Julie Rockmore
The foregoing instrument was executed and acknowledged before me this 28th day of May, 2014, by Julie Rockmore, as attorney in fact on
Nicole L. Molleur	behalf of Mary (Maliz) E. Beams, Chetlur S. Ragavan and Alain M.
Notary Public Within and for	Karaoglan.
The State of Connecticut
My commission expires: Nov. 30, 2014
/s/ Nicole L. Molleur
Notary Public

IMPORTANT INFORMATION FOR THE AGENT:

When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal. This relationship imposes on you legal responsibilities that continue until you resign or the Power of Attorney is terminated or revoked. You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s property separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4) keep a record of all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s
Name) by (Your Signature) as Agent, or (your signature as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory
Major Gifts Rider attached to this Power of Attorney. If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest;
You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been named in this document, or the principal’s guardian if one has been appointed. If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of the agent:

The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5,
Title 15. If it is found that you have violated the law or acted outside the authority granted to you in the
Power of Attorney, you may be liable under the law for your violation.

Steven T. Pierson

STATEMENT OF WITNESS

On the date written above, the principal declared to me in my presence that this instrument is his general durable power of attorney and that he had willingly signed or directed another to sign for him, and that he executed it as his free and voluntary act for the purposes therein expressed.

/s/ Joseph S. Horan	Signature of Witness #1
Joseph S. Horan	Printed or typed name of Witness #1
Voya Financial, 5780 Powers Ferry Rd. NW	Address of Witness #1
Atlanta, GA 30327

/s/ Karen Blair	Signature of Witness #2
Karen Blair	Printed or typed name of Witness #2
Voya Financial, 5780 Powers Ferry Road, NW	Address of Witness #2
Atlanta, GA 30327

EXHIBIT INDEX

ITEM	EXHIBIT	TYPE #
24(b)(9)	Opinion and Consent of Counsel	EX-99.B9
24(b)(13)	Powers of Attorney	*

* Included on Signatures page of this Registration